82-3295

02 JUN -7 [illegible]

ANDERSEN

02034758

PECOM ENERGIA S.A.

de PEREZ COMPANC S.A.

Financial Statements and Summary of Events
as of March 31, 2002 and 2001
Auditor's Report

SUPPL

6/17

PECOM ENERGIA S.A.

SUMMARY OF EVENTS
FOR THE THREE-MONTH PERIOD ENDED
MARCH 31, 2002

(Not covered by the Auditor's Report)

PECOM
de Perez Companc S.A.

PRICES & VOLUMES FIRST QUARTER 2002

Buenos Aires, April 29, 2002 – Pecom Energía S.A. (Buenos Aires: PECO) announces the volumes and net average prices of the main products marketed for the first quarter ended March 31, 2002.

All prices are stated in Argentine pesos. *(It is worth noting that during the first quarter of 2001, the average exchange rate was 1 Argentine peso per U.S. dollar while for the first quarter of 2002, such exchange rate was 2.12 Argentine pesos per U.S. dollar).*

Oil Sales	Million of barrels		Pesos / barrel	
	IQ 2002	IQ 2001	IQ 2002	IQ 2001
Argentina	5.2	5.5	34.5	19.2
Venezuela	4.6	3.7	22.7	12.8
Peru	1.0	1.1	39.1	18.6

Gas Sales	Billion Cubic Feet		Pesos / thousand cubic feet	
	IQ 2002	IQ 2001	IQ 2002	IQ 2001
Argentina	22.9	24.2	1.02	1.02
Venezuela	1.9	1.6	1.24	0.95
Peru	0.8	0.8	3.71	1.97
Bolivia	3.5	3.2	3.11	1.81

Petrochemical Product Sales	Thousand Tons		Pesos / Ton	
Argentina	IQ 2002	IQ 2001	IQ 2002	IQ 2001
Styrene	8	13	594	634
Polystyrene	13	12	1,432	1,102
SBR	10	11	1,327	933
Fertilizers	32	51	382	216

Petrochemical Product Sales	Thousand Tons		Pesos / Ton	
Brazil	IQ 2002	IQ 2001	IQ 2002	IQ 2001
Styrene	23	17	1,083	747
Polystyrene	22	25	1,601	951

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our new website at http://www.pecom.com

Refining Product Sales	Thousand Cubic Meters		Pesos / Cubic Meter	
	IQ 2002	IQ 2001	IQ 2002	IQ 2001
Diesel Oil	141	189	272	230
Gasolines	30	31	281	296
Other Middle Distillates	2	3	356	256
Asphalts	10	23	215	208
Aromatics & Reforming	59	61	386	312
Other Heavy Products	92	73	163	146

Electricity Sales	Gwh		Pesos / Mwh	
	IQ 2002	IQ 2001	IQ 2002	IQ 2001
Combined Cycle	1,303	910	20.31	22.59
Hydro	168	205	21.24	20.56

Pecom Energía S.A., controlled by Perez Companc S.A., is the largest independently owned energy company in the Latin American region. Its business activities include oil and gas production and transportation, refining and petrochemicals, power generation, transmission and distribution as well as forestry activities. Headquartered in Buenos Aires, the Company has operations throughout Argentina, Brazil, Venezuela, Bolivia, Peru and Ecuador.

MACROECONOMIC OVERVIEW

International

The world economy, which plunged into recession in 2001, is now showing signs of recovery. The US economy is again the most dynamic and leads this recovery process. Government spending grew significantly and reversed the fiscal surplus achieved by the Clinton Administration. This could generate future increased interest rates, higher inflation and the weakening of the dollar. Meanwhile, the Federal Reserve keeps the reference interest rate at low levels (1.75%) with the purpose of easing the way out of recession. In Europe, recovery is slower and the monetary authority also maintains a low-interest rate policy. Exchange rates among the main currencies reflect growth prospects, the dollar keeping a dominant position over the euro and the yen.

The critical situation in the Middle East and the political conflicts in Venezuela prompted a crude oil price increase as from March, thus reversing the downward trend in the first two months of the year, in spite of the oil production cuts agreed upon by the OPEC with other main oil producing countries. Inflation resulting from persistently high crude oil prices could hinder the first signs of a turnaround in the world economy.

Argentina

The Argentine economic and social crisis deepened in the first quarter of 2002. The main economic indicators fell to two-digit rates and inflation, a consequence of the exchange rate escalation, eroded real wages and further deepened the recession started late in 1998.

The financial system situation is critical and many entities are supported by the Banco Central de la República Argentina ("BCRA") rediscounting. Neither a definitive schedule for the return of deposits nor a credit facility indexation mechanism have been established yet. For the time being, no credit facilities are available.

The default on the sovereign debt was followed by the default on several provinces' and companies' debt. It is worth mentioning the default on the debt of several utilities whose tariffs have been converted into pesos and will have to renegotiate their contracts with the government.

The government is still negotiating the support from multilateral lending institutions aimed at partially mitigating the critical situation. Accordingly, the federal government together with provincial governors has set an agenda to comply with the IMF requirements. Late in April, Ministry of Economy Remes Lenicov was replaced by Lavagna, and new strategies aimed at economic stabilization are being evaluated.

Within such context, the Argentine motor gasoline market dropped by 11.9% and the diesel oil market by 12.7%. As regards the petrochemical industry, recession deepened and all segments in which the Company operates evidenced a downward trend. The demand for energy dropped by 9%.

Latin America

In Brazil, the industrial activity affected by high interest rates and the climb in unemployment keeps below previous year's levels, consequently delaying economic upturn more than expected. On account of the industrial slowdown, the export sector shows marked signs of improvement and the consequent reduction in its vulnerability thus contributing to maintain the exchange rate at stable levels. However, the inflationary rebound as a result of the crude oil price rise in addition to a further worsening of the Argentine crisis and the pre-election turmoil, represent significant risk factors. Political uncertainties associated with the next presidential election result in a higher exchange rate volatility and an increased country-risk.

Early this year, Venezuela was hit by a growing political crisis that started to take shape in past November and resulted in a increasingly growing polarization of the people. Such a crisis ended with a workers' general strike that forced the President's resignation after severe conflicts. However, the serious mistakes made by the transitional government forced the President's restitution on condition that he put the country back on the right track.

As a consequence of the pressure exerted on the exchange rate and the significant drainage of reserves in spite of the restrictions on liquidity imposed by the Central Bank of Venezuela, the fixed exchange rate system was abandoned and the bolívar was allowed to float freely. After an initial overshooting, the bolívar started appreciating, the country-risk decreased and the reserves level stabilized. In turn, the international crude oil price evidenced a sharp increase. However, in spite of this favorable effect, fiscal deficit is still clearly at risk. Simultaneously, a slowdown in the economic activity is currently under way as a result of the political crisis, high interest rates within a restrictive monetary policy framework and oil production cuts in furtherance of what was agreed upon with the OPEC.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Pecom Energía's activities developed around the following main axes which have caused or will cause an impact on the results of operations:

- *New Argentine economic scenario:*

Early in December 2001, the Argentine government implemented a set of monetary and exchange control measures that mainly included freeze on bank deposits and impossibility to make transfers abroad, other than those related to foreign trade. Under the measures implemented, foreign currency from exports had to be brought in into the country provided no previous exemption was effective. Exporters were allowed not to bring in funds from exports into Argentina used to settle export prefinancing.

Later on, the Federal Government declared the official default on its foreign debt, and on January 6, 2002, the National Congress passed the Public Emergency and Foreign Exchange System Reform Law No. 25,561 ("Public Emergency Law") that involved a deep change in the economic model then in force and the amendment to the Convertibility Law effective since March 1991. Law No. 25,561 further empowers the Federal Executive Branch, among other things, to take additional monetary, financial and exchange measures aimed at overcoming, in the medium term, the current economic crisis.

The Federal Government amended the BCRA charter. Accordingly, the BCRA was authorized to print money without the restrictions imposed by the previous Convertibility Law. This new regime also allows the BCRA to make short-term payments in advance to the Federal Government for amounts not exceeding 10% of the federal government's revenues during the previous 12 months, act in the capacity of lender-of-last-resort and provide funding to financial entities requiring the same.

Pursuant to Decree No. 71/2002 issued by the Federal Executive Branch and BCRA's Communication "A" 3425, as amended, an "official" exchange market for exports and certain imports and financial liabilities and another "free" market for the rest of the operations were introduced. The "official" market parity was set at P$1.40 per US dollar and the "free" market sell rate at closing of the first day after reopening ranged between P$1.60 and P$1.70 per US dollar.

Subsequently, additional amendments were introduced to the regulations then in force, which, as of the date of these financial statements, mainly include:

a) a single exchange market with a free-floating rate for foreign trade transactions and, prior approval by the BCRA, for financial transactions. As of March 31, 2002, the free market sell exchange rate was P$2.85 per US dollar.

b) conversion into pesos of US dollar-denominated deposits maintained in the country's financial institutions at a rate of exchange of P$1.40 per US dollar and of all US dollar-denominated obligations assumed as of January 6, 2002 in the country, at a rate of exchange of P$1 per US dollar. In addition, restrictions on withdrawal of certain deposits in dollar-denominated checking or savings accounts and in dollar or peso-denominated time deposit accounts have been imposed. Such deposits will be returned to account holders in installments, the amounts and due dates of which is dependent upon the account balance. Deposits and loans converted into pesos will be subsequently adjusted using an index called "CER"(Reference Stabilization Coefficient) to be published by the BCRA applicable as from the date of publication of Decree No. 214/2002, plus a minimum interest rate for deposits and a maximum interest rate for loans made with the financial system, set by the BCRA.

c) conversion into pesos of all US dollar-denominated contracts between private parties entered into as of January 6, 2002, at a 1 to 1 parity. The resulting peso amount will be subject to the "CER" adjustment under the same terms specified in paragraph b); should payments become onerous and parties not reach an agreement, the parties may resort to the Courts for the fixing of an equitable value. Any obligations arising after the enactment of such law will not be subject to adjustment.

d) the Federal Government will deliver to the banks bonds denominated in pesos and in U.S. dollars to compensate for the mismatch resulting from the application of the beforementioned exchange rates;

e) conversion into pesos of and elimination of indexation clauses for utility rates, the resulting peso rates being set at the rate of exchange of 1 peso per US dollar. Furthermore, the Federal Executive Branch is authorized to renegotiate those contracts the subject matter of which is the provision of utility services, taking into account the following criteria: i) the impact of rates on economic competitiveness and income distribution, ii) service quality and investment plans, where contractually provided for, iii) consumer interests and access to services, iv) safety of the systems involved, and v) the companies' profitability.

On February 12, 2002, the Federal Executive Branch issued Decree No.293 whereby the Ministry of Economy was required to renegotiate utilities' concession contracts and a Utility and Public Works Contract Renegotiation Committee was created. Under Decree No.370 issued on February 22, 2002 the members of such Committee, including a representative of consumers, were appointed. Such a Committee will provide advise and assist the Ministry of Economy and will have a maximum period of 120 days to submit to the Federal Executive Branch a renegotiation proposal or, otherwise, a recommendation of contract termination to be subsequently submitted to the Argentine Congress.

f) the BCRA's prior approval will be required to make transfers abroad for payment of principal and interest on financial loans, other than transfers made to international entities or to official lending institutions, and for distribution of dividends, whatever the manner of payment may be (such payments may be made with freely available funds deposited abroad);

g) taxes on exports: 20% on hydrocarbon exports and certain agricultural products, 5% on hydrocarbon by-products, 10% on commodities, and 5% on manufactured goods of agricultural and industrial origin;

h) two-year suspension of the law on intangibility of deposits;

i) 180-day suspension, as from February 3, 2002, of all legal proceedings, provisional remedies, foreclosure and execution proceedings in relation to any loans, debt, deposits or financial re-scheduling affected by the new economic measures; and

j) deduction from income tax of exchange differences resulting from applying the new rate of exchange on the net position of assets and liabilities denominated in foreign currency as of January 6, 2002 at a 20% rate p.a. during the five fiscal years closed after the date on which the law became effective.

- *Status of equity interest in Compañia de Inversiones de Energia S.A. ("CIESA"), Transportadora de Gas del Sur S.A.("TGS"), Enron de Inversiones de Energia S.C.A. ("Edidesca") and Citelec S.A. on account of the new economic scenario:*

The new scenario prevailing as from the enactment of the Public Emergency Law involved a deep change in the economic-financial equation of utilities. Particularly, the business of TGS and Transener and that of their controlling companies, CIESA, Edidesca and Citelec, respectively, has been affected as follows:

a) Conversion of rates into Argentine pesos and renegotiation of concession contracts:

The Public Emergency Law provides for the pesification of utility rates previously denominated in US dollars, at a rate of P$1 = US$1, and the elimination of indexation clauses. Furthermore, the Ministry of Economy is required to renegotiate concession contracts, taking into account the following criteria: i) impact of rates on economic competitiveness and on income distribution, ii) service quality and investment plans, where contractually provided for, iii) consumer interests and access to service, iv) safety of the systems involved, and v) companies' profitability.

b) Sharp peso devaluation

The abrogation of the Convertibility Law, and the subsequent peso devaluations have adversely affected the financial position of TGS and Transener and that of their respective controlling companies, CIESA, Edidesca and Citelec, given the significant foreign currency borrowing position.

As of March 31, 2002 as per the exceptional criteria admitted by the Argentine accounting principles in force, CIESA, TGS, and Citelec, individually, capitalized on certain assets negative exchange differences resulting from specific ("direct") and indirect financing, in the amount of P$440 million, P$1,476 million and P$613 million, respectively. After considering such effects, as of March 31, 2002, shareholders' equity of CIESA, TGS, Edidesca and Citelec amounted to P$89 million, P$587 million, P$66 million and P$296 million, respectively.

However, upon application of the same criteria as the Company, in the sense of capitalizing only negative exchange differences derived from direct financing and charging to income for the period the remaining amounts, the Company's equity interest in CIESA, TGS, Edidesca and Citelec would have accounted for a negative proportional value of P$(368) million, P$(45) million, P$(22) million and P$(60) million, respectively.

Within this negative shareholders' equity situation and since the Company did not assume any capital contribution undertaking, as of March 31, 2002 Pecom Energía's interest in CIESA, TGS, Edidesca and Citelec was recorded at zero value. Therefore, the Company will not record any profits or losses arising from those shareholdings until such negative proportional value situation is reversed.

c) Suspension of payment of financial liabilities

The peso devaluation sharp impact, within a fixed income context, as a consequence of the pesification of rates, has affected compliance with certain loan agreement clauses and severely conditioned the financial capability to comply with obligations. To such respect:

- CIESA informed that it will not make the last principal and interest installment payment corresponding to the issue of corporate notes in the amount of US$220 million, due April 22, 2002. CIESA has started negotiations in order to agree on an extension of the term to comply with such payment.

- In April 2002, Transener informed that it would suspend principal and interest payment of all its financial liabilities. Simultaneously, it has appointed a financial advisor to assist in the development of a debt rescheduling plan.

Analysis of Results of Operations

The table below shows the Company's results of operations for the three-month periods ended March 31, 2002 and 2001:

	2001	2000
Net sales	571	380
Costs of sales	(375)	(265)
Gross profit	196	115
Administrative and selling expenses	(72)	(52)
Exploration expenses	(5)	(5)
Equity in operating earnings of affiliates	42	53
Other operating income, net	7	5
Operating income	168	116
Other income, net	50	116
Equity in non-operating earnings of affiliates	(568)	(32)
Financial income (expense) and holding gains (losses)	(273)	(42)
Subtotal	(623)	158
Income tax provision	(23)	(4)
Minority interest in subsidiaries	(10)	0
Net (loss) income	(656)	154

2002 first quarter compared to 2001 first quarter

Net income. The Company posted a P$656 million net loss in 2002 first quarter compared to a P$154 million gain in 2001 first quarter. Operating performance was negatively affected by the enactment of the Public Emergency Law, the devaluation of the peso, the deepening of the serious Argentine economic and financial crisis, the lack of foreign credit and a growing lack of confidence, which deeply changed the historical evolution of the Company's results.

In 2002, the effects of the significant peso devaluation on the foreign currency net monetary positions of the Company and its affiliates in Argentina resulted in a P$3,974 million exchange negative difference (P$715 million derived from affiliates). Under Argentine GAAP, the Company and its affiliates capitalized P$366 million (P$158 million derived from affiliates) on certain assets. Consequently, devaluation accounted for a P$3,608 million loss (P$557 million derived from affiliates) in the first quarter of 2002.

This result, however, was offset by the natural hedge provided by foreign operations. A significant portion of the operating cash flow from foreign operations is denominated, either directly or indirectly, in U.S. dollars. In line with the above mentioned and recognizing the U.S. dollar as the functional currency in those operations, as of March 31, 2002, translation and conversion into Argentine currency of foreign assets and liabilities accounted for a P$2,870 million gain.

Operating income. Operating income increased P$168 million or 44.8% in the first quarter of 2002 from P$116 million in the first quarter of 2001. This improvement was primarily attributable to improved marketing margins of the main commodities in Argentina: oil, certain petrochemical products and mining byproducts. In the domestic market, effects of devaluation were passed through in part to such product prices. In addition, the significant increase in exports allowed to capitalize on local and export price asymmetries. Average sales price for oil, diesel oil, polystyrene and gold increased 79.4%, 18.2%, 30% and 162.3%, respectively. This increase was leveraged by improved international competitiveness of Argentine production costs derived from the sharp devaluation of the peso.

As a consequence of the critical Argentine economic scenario in 2002 the businesses' operating performance was negatively affected as follows:

(i) The economic-financial equation of utilities changed primarily due to rate pesification and elimination of indexation clauses and to sharp peso devaluation. The Company did not record equity in operating earnings of CIESA, TGS, Edidesca and CITELEC in 2002 first quarter as described under "*Status of equity interest in Ciesa, TGS, Edidesca and Citelec on account of the new economic scenario*". In the first quarter of 2001, direct and indirect interest in TGS accounted for a P$25 million gain and interest in Citelec accounted for a P$6 million gain.
(ii) Gasoline marketing margins deteriorated due to difficulties in passing through increased crude costs to final sales prices.
(iii) Total sales volumes of refined products and petrochemicals declined (diesel oil 25%, asphalts 46%, gasoline 3%, styrene 33%; fertilizers 37%; rubber 11%), and this was offset in part by an 8.3% increase in polystyrene sales volume.
(iv) Generation margins decreased as a result of the drop in electric power demand.

PECOM
de Perez Companc S.A.

02 JUN -7

FIRST QUARTER 2002 RESULTS

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our web site at:
http://www.pecom.com

Buenos Aires, May 13, 2002. Pecom Energia S.A. (Buenos Aires: PECO), announces the results for the first quarter ended March 31, 2002.

- Pecom Energia S.A. posted a $656 million loss in the quarter closed on March 31, 2002. Net income for the quarter closed on March 31, 2001, totaled $154 million.
  Loss for the quarter was mainly attributable to:
  - a) A $3,051 million loss as a currency exchange difference, arising from the businesses controlled by Pecom Energia in Argentina, as a result of the Peso devaluation affecting foreign currency net monetary positions. The Company has not capitalized the losses arising from the Peso devaluation, except for losses arising from specific direct financing (which is mandatory under Argentine accounting principles). The aggregate capitalized amount was $208 million.
    This loss was partially offset by the natural hedge provided by offshore transactions, which generate operating cash flows mainly denominated in U.S. dollars, either directly or indirectly. The conversion of assets and liabilities under offshore transactions into Argentine currency resulted in a $2,870 million gain to Pecom Energia.
    Thus, the net impact of the Peso devaluation in the first quarter of 2002 was a $181 million loss, included in the "financial income (expenses) and holding gains (losses)" line.

  b) A $425 million loss arising from zero valuation of the Company's shareholdings in CIESA, TGS and Citelec, which amounted to $212 million, $54 million and $159 million, respectively. As of March 31, 2002, these companies capitalized negative exchange differences arising from certain direct and indirect specific financing. However, upon application of the same criteria as Pecom Energía, in the sense of capitalizing only those exchange differences arising from direct financing, and charging the remaining amount to income, the equity participation in CIESA, TGS and Citelec would be negative in the amount of $719 million, $875 million and $152 million, respectively. In this negative equity participation situation, and taking into account that Pecom Energía did not undertake to make any capital contribution, as of March 31, 2002 these shareholdings were recorded at zero value; no profits or losses arising from those shareholdings will be recorded until the time when the negative shareholders' equity situation is reversed.
  This $425 million loss was recorded as a non-operating equity in results of affiliates.

- (c) A $143 million loss arising from the net impact of devaluation on our affiliates ($132 million), as well as non-operating losses suffered by them ($12 million). This loss was also recorded as a non-operating equity in results of affiliates.

- In accordance with Argentine generally accepted accounting principles, the price increase (the increase in the index used to restate financial statements for the 2002 January – March period, was 32%) clearly indicates that Argentina is no longer in a monetary stability situation. As a result, it is mandatory that financial statements be adjusted by inflation. As of the date of the financial statements, however, the CNV has not explicitly approved application of such adjustment mechanism yet.
  If the financial statements had been adjusted by inflation, the shareholders' equity opf Pecom Energía as of March 31, 2002 would have increased by approximately $610 million, and the loss for the three-month period closed on that date would have increased by approximately $291 million, and all the balances for all items as of March 31, 2001 presented for comparative purposes would have been restated to acknowledge the impact of the variation in the currency's purchasing power over the 2002 January – March period.

- Pecom Energía's net sales ($571 million in the first quarter of 2002) exceeded the amount of net sales for the first quarter of 2001 ($380 million) by 50.3%.

- Pecom Energía's gross profit amounted to $196 million in the first quarter of 2002, accounting for a 70.4% increase as compared to $115 million in the first quarter of 2001.

- Pecom Energía's operating income for the first quarter of 2002 amounted to $168 million, $52 million higher than the figure for the first quarter of 2001. This 44.8% increase resulted from a $81 million increase in gross profit, higher administrative and selling expenses (+$20 million), lower operating income from non-current investments (-$11 million) and a $2 million increase in other operating income.

- Capital expenditures and advances on non-current investments amounted to $110 million in the first quarter of 2002, as compared to $143 million in the first quarter of 2001.

- EBITDA amounted to $272 million in the first quarter of 2002, and $151 million in 2001.

Note: In the first quarter of 2001, the average exchange rate was Ps.1 per U.S. dollar, while in the first quarter of 2002, the average exchange rate was Ps. 2.12 per U.S. dollar. As of March 31, 2002, the exchange rate was Ps.2.85 per U.S. dollar.

PECOM ENERGIA S.A.
FIRST QUARTER 2002 RESULTS

Income Statement - Pecom Energía S.A.

(Consolidated Information)

(in millions of pesos)

	(Three-Month Periods)	
	IQ 02	IQ 01
Net Sales	571	380
Cost of Sales	(375)	(265)
Gross Profit	196	115
Administrative and Selling Expenses	(72)	(52)
Exploration Expenses	(5)	(5)
Operating Equity in Earnings of Affiliates	42	53
Other Operating Income	7	5
Operating Income	168	116
Other Income - Net	50	116
Non Operating Equity in Results of Affiliates	(568)	(32)
Financial income (expense) and holding gain (losses)	(273)	(42)
Income before income tax and Minority Interest	(623)	158
Income Tax	(23)	(4)
Minority Interest in Subsidiaries	(10)	0
Net Income (Loss)	(656)	154

Net Sales

(in millions of pesos)	(Three-Month Periods) IQ 02	IQ 01
E&P	366	210
Refining	93	91
Petrochemical	119	88
Hydrocarbons Marketing & Transportation	2	10
Electricity	43	34
Other Investments	16	11
Eliminations between Businesses	(68)	(64)
Total	571	380

Net sales increased by $191 million, or 50.3%, in 1Q02 when compared to 1Q01. The following factors were the reasons for this increase:

- Oil and gas sales volumes grew by 2.0% while prices rose by 70.1%. Oil prices increased by 76.6% while gas prices increased by 20.5% during the quarter largely due to the effects of the peso devaluation given that oil sales in Argentina as well as outside of the country and gas sales outside of Argentina are dollar denominated. Gas sales in Argentina remain peso denominated and the prices during the first quarter of 2002 were the same as in the first quarter of 2001.

- In refining, sales volume declined 12.1% as a result of a lower volume of crude oil processed with an average price increase of 13.4%.

- In petrochemicals, sales volume decreased by 16.3% mainly due to the decline in volume sold in Argentina. Average prices in Argentina as well as in Brazil were 63.9% higher.

- Hydrocarbons Marketing and Transportation sales declined significantly given that sales for the first quarter of 2002 exclude sales of the liquids obtained in the processing of natural gas, which are now reported in the results of the E&P business.

- In electricity, electrical energy sales volume derived from the generation activities increased by 31.9% while average prices declined by 8.1%. In addition, 1Q02 includes $1 million for the accrual of the energy support price for the Pichi Picún Leufú operations in accordance with the terms of the concession contract.

Gross Profit

	(Three-Month Periods)	
(in millions of pesos)	**IQ 02**	**IQ 01**
E&P	157	85
Refining	5	7
Petrochemical	25	13
Hydrocarbons Marketing & Transportation	0	3
Electricity	6	8
Other Investments	6	1
Eliminations between Businesses	(3)	(2)
Total	196	115

The gross margin increased from 30.3% in 1Q01 to 34.3% in 1Q02. The variations in the gross profit of the different business segments were mainly a result of the following:

- In the E&P business, the gross margin increased from 40.5% in 1Q01 to 42.9% in 1Q02. This increase is mainly a result of the increase in sales prices, which, with the exception of natural gas in Argentina, are dollar-denominated. Furthermore, production costs from operations in Argentina did not increase at the same rate as sales prices due to the effects of the peso devaluation.

- In Refining, the gross margin decreased to 5.4% in 1Q02 compared to 7.7% in 1Q01. This decline mainly resulted from the oil price increase in pesos, which could not be completely transferred to the sales prices for refined products during the quarter.

- In Petrochemicals, there was a significant increase in gross profit of 92%, going from a 14.8% gross margin during 1Q01 to 21.0% during 1Q02. This increase is due to the fact that petrochemical prices increased at a higher rate than petrochemical production costs, which helped offset the effects of the peso devaluation on the Argentine businesses. Additionally, the lower international prices for crude caused a decrease in the prices of raw materials.

- In the Hydrocarbons Marketing and Transportation segment, the decrease in gross profit was due to the low margins for brokerage activities compared to the high contributions obtained in the liquid processing activities during 1Q02, which are now included in the E&P business segment results.

- In Electricity, the gross margin declined to 14.0% during 1Q02 from 23.5% in 1Q01, mainly due to the impact of the peso devaluation on the cost structure and the inability to transfer this devaluation to sales prices during 1Q02. Additionally, this quarter includes the depreciation of the exchange rate difference from the financing of the Genelba plant.

- In the agricultural and forestry business included under Other Businesses, the gross margin increased to 37.5% in 1Q02 from 9.1% in 1Q01. This improvement is mainly due to the increase in the prices generated by the effects of the peso devaluation and to a lesser degree, its effects on the cost structure in both activities.

Administrative and Selling Expenses

The $20 million increase from 1Q01 to 1Q02 was primarily a result of:

- The $13 million increase in the E&P business triggered by the effects of the devaluation on foreign operations. However, in terms of ratios over sales, these remain at similar levels for both quarters.

- Increase of $6 million in the Petrochemical business mainly due to the effects of the peso devaluation on sales corresponding to the Brazilian operations.

Operating Equity in Earnings of Affiliates

	(Three-Month Periods)	
	IQ 02	IQ 01
(in millions of pesos)		
Compañía de Inversiones de Energía / TGS	-	25
Oleoductos del Valle	2	3
Distrilec Inversora (Edesur)	10	13
Citelec (Transener)	-	6
Pecom Agra	-	(1)
Petrolera Perez Companc	4	2
Refinería del Norte	4	1
Cerro Vanguardia	18	2
Others	4	2
Total	42	53

The main variations in equity in earnings of affiliates were as follows:

- In 1Q02, there was no income reported for the direct and indirect stakes in CIESA and TGS, given that, as was mentioned previously, these equity holdings were valued at zero.
- There was no income reported for the stake in CITELEC either given that it was also valued at zero.
- With regard to Pecom Agra, due to the share swap completed during 1Q02, no income was reported for the quarter.
- During 1Q02, the income from the stake in Cerro Vanguardia. rose significantly to $18 million compared to $2 million in 1Q01. This was due to the 163% increase in prices, which was mainly due to the peso devaluation and to a lesser a degree to the 12.3% increase in the international gold price.

Other Income Net

- Results for 1Q02 include income of $56 million for the sale of the stake in Pecom Agra, which was partially offset by the tax on bank transactions that generated a loss of $4 million. Results for 1Q01 include income derived from the asset swap, which was completed in February of 2001.

Non-operating Equity in Results of Affiliates

	(Three-Month Periods)	
	IQ 02	IQ 01
(in millions of pesos)		
Cerro Vanguardia	20	(2)
Compañía de Inversiones de Energía / TGS	(266)	(18)
Citelec (Transener)	(159)	(4)
Distrilec Inversora (Edesur)	(112)	(6)
Empresa Boliviana de Refinación	(3)	-
Hidroneuquén	(3)	-
Oleoductos del Valle	(1)	(1)
Petroquímica Cuyo	(14)	-
Refinería del Norte	(26)	(1)
Yacylec	(4)	-
Total	(568)	(32)

- The Non-operating Equity in Results of Affiliates line represents the Company's share of its affiliates' non-operating results. 1Q02 results include a $425 million charge from zero valuation of the Company's shareholdings in CIESA, TGS and Citelec and $131 million for the exchange rate differences generated by the others affiliates. 1Q01 includes losses for the stakes in the non-operating income of CIESA, TGS and Citelec for $22 million. Excluding these factors, the non-operating result from affiliates posted a loss of $11 million in 1Q02 compared to a loss of $10 million in 1Q01.

Financial and Holding Results

(in millions of pesos)	(Three-Month Periods) IQ 02	IQ 01
Interests (Gain)	8	9
Interest (Loss)	(128)	(48)
Exchange difference	(3,051)	(1)
Income from conversion	2,870	-
Indexation	(10)	-
Taxes on Indebtedness	(1)	(2)
Holding Gains (Losses)	38	0
Other Income (Expense) Net	1	0
Total	(273)	(42)

Consolidated financial income for the first quarter of 2002 increased by $231 million due mainly to the following factors:

- A $3,051 million exchange loss as a result of the effect of the peso devaluation on net monetary positions in foreign currency from the businesses controlled by Pecom Energía in Argentina.
- A $2,870 million gain as a result of the conversion into Argentine pesos of foreign currency denominated results from operations located outside of Argentina.
- As a result of the peso devaluation, and due to a lesser degree to the increase in the average debt in dollar terms, net interest expenses increased to $120 million during the first quarter of 2002 from $39 million reported during the same period of 2001.
- As a result of the effect of the devaluation on domestic prices, results from affiliates registered a $38 million gain during the 1Q02.

Income Tax

- During the first quarter of 2002, taxes were mainly derived by foreign subsidiaries. As far as the operations in Argentina, according to the minimum presumed income tax credit provision, there was an accrual of $4 million during the quarter.

Balance Sheet	(in millions of pesos)	
(Consolidated Information)	Mar-02	Mar-01
Current Assets		
Cash & Investments	692	322
Accounts receivable - trade	711	403
Inventories & Other Assets	876	510
Total Current Assets	2,279	1,235
Noncurrent Assets		
Investments	1,057	1,169
Fixed Assets	6,620	3,296
Other Assets	181	181
Total Noncurrent Assets	7,858	4,646
Total Assets	10,137	5,881
Current Liabilities		
Accounts payable	600	239
Short-Term Debt	2,781	800
Other Liabilities	432	208
Total Current Liabilities	3,813	1,247
Noncurrent Liabilities		
Long-Term Debt	3,879	1,525
Other Liabilities	245	159
Total Noncurrent Liabilities	4,124	1,684
Total Liabilities	7,937	2,931
Minority Interest in Subsidiaries	39	19
Shareholders' Equity	2,161	2,931

During the last 12 months, total assets increased by $4,256 million or 72.4%. This increase was mainly due to the restatement of foreign assets in pesos for $3,855 million, partially offset by the effects of the devaluation and other non-operating results from affiliates for $144 million as well as the valuation of the stakes in CIESA – TGS and Citelec to zero which resulted in a charge of $424 million.

Total liabilities increased $5,006 million due to the restatement of foreign denominated debt into pesos.

Cash Flow Statement (Consolidated Information) (in millions of pesos)	(Three-Month Periods) IQ 02	IQ 01
Cash provided by operations		
Net Income (Loss)	(656)	154
Adjustments to Net Income		
Operating Equity in Earnings of Affiliates	(42)	(53)
Non Operating Equity in Earnings of Affiliates	568	32
Dividends collected	0	13
Depreciation of Fixed Assets & Other Assets	141	70
Financial Results	355	0
Other	(2)	(57)
Asset Swap Income	(57)	(114)
Subtotal	307	45
Derivatives anticipated proceeds	(237)	(55)
Net cash provided by operations	70	(10)
Cash provided by (used in) Investing Activities		
Acquisition of property, plant & equipment	(93)	(123)
Contributions in noncurrent investments and Acquisition of Interests in Oil and Gas Fields	(17)	(20)
Sale of Interests in Companies and Oil and Gas Fields	0	0
Other	(4)	(4)
Net Cash (used in) provided by Investing Activities	(114)	(147)
Cash provided by (used in) Financing Activities		
Loans	(528)	198
Cash dividends paid	0	(1)
Others	0	0
Net Cash Provided by Financing Activities	(528)	197
Devaluation effect over funds	670	0
Increase in Cash	98	40
Cash at beginning	572	257
Cash at end of the period	670	297

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

	(Three-Month Periods)	
(in millions of pesos)	IQ 02	IQ 01
Net Sales	366	210
Gross Profit	157	85
Administrative and Selling Expenses	(30)	(17)
Exploration Expenses	(5)	(5)
Operating Equity in Earnings of Affiliates	4	3
Other Operating Income	3	0
Operating Income	129	66

- Oil volume sold in 1Q02 was 4.4% higher than in 1Q01, while gas volume declined by 2.8% between both periods. Sales in this segment reached $366 million in 1Q02, an increase of 74.3%. This significant increase was mainly due to the impact of the peso devaluation on dollar-denominated oil sales.

- In Argentina, oil volume sold reached 57.7 thousand barrels per day. This represents a decline of 6.3% when compared to the 61.6 thousand barrels sold per day in 1Q01. Results for 1Q01 include 10.2 thousand barrels per day generated from the Pampa del Castillo - La Guitarra area, which was sold in October of 2001. Excluding this volume, the increase was 12.3% mainly due to the development of the Tapera Avendaño zone in the Jagüel de los Machos area as well as the output from the drilling activities in the Medanito, Santa Cruz I and II and Puesto Hernández areas.
  Oil exported from Argentina represented 67% of sales in 1Q02. Net realization prices rose by 79.4%, mainly reflecting the effects of the peso devaluation given that the WTI average price dropped by 25% when compared to 1Q01.
  Natural gas sales revenue declined by 4.1% to $23 million in 1Q02. This resulted from the 5.5% drop in sales volume given that natural gas prices did not fluctuate in 1Q02 due to the rates pesification.

- Outside of Argentina, oil volume sold increased by 16.8% while gas volume increased 8.5%.
  In Venezuela, oil volume sold increased significantly, by 23.9%, to 50.8 thousand barrels per day as a result of the intensive drilling and workover activity carried out during 2001. Natural gas sales volume was 20.5% higher in 1Q02.

- The gross margin was 42.9% in 1Q02 compared to 40.5% in 1Q01. This improvement was mainly due to the effects of the devaluation on operating expenses in Argentina which reduced lifting costs there significantly to $3.30 per barrel. Lifting costs for this entire business segment reached $4.15 per barrel.

- Selling and Administrative Expenses remained flat year-over-year at 8% of net sales.

- Other Net Operating Income includes income of $3 million resulting from the favorable solution of certain past differences regarding calculation methods for the third round areas in Venezuela.

- Capital expenditures and advances on non-current investments reached $88 million in 1Q02, compared to $107 million invested in 1Q01.

- EBITDA reached $240 million during 1Q02, while during 1Q01 this figure reached $119 million.

Oil Sales (volumes & average prices)	Three-Months Periods Thousands bbl / day		Pesos per barrel	
	IQ 02	IQ 01	IQ 02	IQ 01
Argentina	57.7	61.6	34.49	19.23
Venezuela	50.8	41.0	22.73	12.78
Peru	11.1	11.9	39.11	18.57
Bolivia	1.4	1.3	36.36	28.86
Total	121.0	115.9	30.00	16.99

Gas Sales (volumes & average prices)	Three-Months Periods Million Cubic Feet / day		Pesos per thousand cubic feet	
	IQ 02	IQ 01	IQ 02	IQ 01
Argentina	254.6	269.4	1.02	1.02
Venezuela	21.2	17.6	1.24	0.95
Peru	8.5	9.0	3.71	1.97
Bolivia	38.3	36.1	3.11	1.81
Total	322.7	332.1	1.35	1.12

Total Oil & Gas Production (*) (thousands of boe / day)	(Three-Month Periods) IQ 02	IQ 01
- Oil Argentina	62,0	64,7
- Oil Venezuela	51,4	43,0
- Oil Perú	11,1	11,8
- Oil Bolivia	1,4	1,4
- Oil Ecuador	0,1	0,0
Total Oil Production	126,0	120,9
- Gas Argentina	44,2	45,1
- Gas Venezuela	3,8	3,1
- Gas Perú	1,1	1,5
- Gas Bolivia	6,6	6,2
Total Gas Production	55,7	55,9
Total Oil & Gas Production	181,7	176,8

(*) Includes consolidated & nonconsolidated operations

Hedge of Produced Crude Oil Price

The Company, as a crude oil producer, is exposed to the related price-fluctuation risk. In such conditions, the Company uses various derivative instruments to mitigate such risk. These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sale price in the market.

Income (loss) generated by such instruments used to hedge crude oil price, are deferred until the related foreseen transaction is recognized and are recorded in the income statement as an integral part of hedged sales.

As of March 31, 2002, the Company has oil hedge contracts for 2002 in which the hedging price varies according to the real WTI price. The total volume covered by the hedge is 45,500 bbl/d. For WTI prices below 15 US$/bbl, the hedging price is 17.22 US$/bbl, while for WTI prices equal to or above 15 US$/bbl and below or equal to 23 US$/bbl, the hedging price amounts to 18.55 US$/bbl. For WTI prices above 23 US$/bbl the hedging price amounts to 0.49 US$ for each dollar the WTI increases.

For the year 2003, the option agreements provide a more flexible structure. For WTI prices below 20 US$/bbl, the hedging price is 18.93 US$/bbl and the volume hedged amounts to 50,000 bbl/d. For WTI prices equal to or above 20 US$/bbl and below 21 US$/bbl, the hedging price is 17.87 US$/bbl and the volume hedged falls to 25,000 bbl/d. For WTI prices equal to or above 21 US$/bbl and below or equal to 27 US$/bbl, there is no coverage. For WTI prices above 27 US$/bbl, the hedging volume increases to 35,000 bbl/d and the hedging price is 24.40 US$/bbl.

For the period between January 2003 and December 2005, the Company maintains put options for a volume of approximately 21.9 million barrels (an average of 20,000 bbl/d) at an average exercise price of 19.7 US$/bbl.

Refining

(in millions of pesos)	(Three-Month Periods) IQ 02	IQ 01
Net Sales	93	91
Gross Profit	5	7
Administrative and Selling Expenses	(6)	(6)
Operating Equity in Earnings of Affiliates	4	1
Other Operating Income	(2)	(1)
Operating Income	1	1

- Operating income for the refining business remained flat year-over-year. The spreads on sales in this business deteriorated sharply in 1Q02. Strict initiatives on the part of the government and the progressive drop in activity levels allowed only the adjustment of the 77.2% price of the crude cost increased.

- Gross profit for 1Q02 declined by $2 million, while the gross margin declined to 5.4% from 7.7% mainly due to the drop in sales spreads.

- Sales of refined products reached $93 million in 1Q02, which represents an increase of 2.2% when compared to 1Q01. This increase resulted from the partial rise in prices as a consequence of the peso devaluation. Nevertheless, sales volume declined considerably with a 25.4% drop in diesel oil as well as a 53.7% drop in asphalts which resulted from the near stoppage of all construction work. These declines were partially offset by the increase in sales of other heavy products.
  As per the current relative pricing structure, and with the goal of maximizing marginal contributions, during 1Q02 crude processing was reduced by 23% to an average of 21,176 barrels per day.
  In reaction to the sharp market contraction in Argentina, the marketing policy was focused towards the export markets. This triggered a 171% increase in diesel oil export volumes.

- Income for the stake in Refinería del Norte increased to $4 million in 1Q02 from $1 million in 1Q01, due to the improvement in sales margins and higher sales volumes mainly in LPG and diesel oil.

- Capital expenditures and advances on non-current investment reached $2 million in both quarters.

- This business segment did not generate EBITDA in 1Q02 while in 1Q01 this figure was $2 million.

Refining Product Sales	Three-Months Periods			
(volumes & average prices)	Thousand Cubic Meters		Pesos per Cubic Meter	
	IQ 02	IQ 01	IQ 02	IQ 01
Diesel Oil	141	189	272	230
Gasolines	30	31	281	296
Other Middle Distillates	2	3	356	256
Asphalts	10	23	215	208
Aromatics & Reforming	59	61	386	312
Other Heavy Products	92	73	163	146
Total	334	380	262	231

Petrochemicals

(in millions of pesos)	(Three-Month Periods) 1Q 02	1Q 01
Net Sales	119	88
Gross Profit	25	13
Administrative and Selling Expenses	(16)	(10)
Operating Equity in Earnings of Affiliates	2	0
Other Operating Income	1	0
Operating Income	12	3

- Operating income for the Petrochemical business segment quadrupled in 1Q02 when compared to 1Q01. This significant increase took place in the Argentine styrene and fertilizer markets. As for the operations in Brazil, the operating income remained stable year-over-year.

- Gross profit increased by 92.3% in 1Q02 compared to 1Q01. The gross margin increased to 21.0% in 1Q02 from 14.8% in 1Q01. The styrene product businesses in Argentina as well as in Brazil were positively affected by international margins, which rose 40% for styrene and 16% for polystyrene year-over-year.

- Sales for 1Q02 increased by 35%. Sales of styrenics in Argentina rose 29.4% to $44 million in 1Q02 compared to $34 million in 1Q01 mainly due to increase in local prices resulting from the peso devaluation and higher export prices. Sales volumes of styrene and polystyrene in the local market declined by 65% and 28%, respectively, in line with the crisis affecting Argentina. To offset these effects, and through an active marketing campaign, the Company posted an increase in exports. Styrene exports rose 16%, slightly offset by the decline in the local market, while polystyrene exports rose 151%.
  Sales from Innova increased to $63 million in 1Q02 compared to $38 million in 1Q01. Styrene volume sold in the Brazilian market increased by approximately 32% due to the addition of new customers. Polystyrene volume sold in the local market declined from approximately 24,000 tons in 1Q01 to 19,000 tons in 1Q02 mainly due to the technical difficulties that caused work stoppages at the plant during the quarter.

- The $2 million in Equity in Earnings in affiliates correspond to the Company's stake in Petroquímica Cuyo.

- Capital expenditures and advances on non-current investments in 1Q02 reached $8 million 1Q02, compared to $7 million in 1Q01.

- EBITDA reached $26 million 1Q02, compared to $12 million in 1Q01.

Petrochemical Product Sales	Three-Months Periods			
(volumes & average prices)	Thousand Tons		Pesos per Ton	
Argentina	IQ 02	IQ 01	IQ 02	IQ 01
Styrene	8	13	594	634
Polystyrene	13	12	1,432	1,102
SBR	10	11	1,327	933
Fertilizers	32	51	382	216
Total	63	87	774	493

Petrochemical Product Sales	Three-Months Periods			
(volumes & average prices)	Thousand Tons		Pesos per Ton	
Brazil	IQ 02	IQ 01	IQ 02	IQ 01
Styrene	23	17	1,083	747
Polystyrene	22	25	1,601	951
Total	45	42	1,336	868

Hydrocarbons Marketing and Transportation

(in millions of pesos)	(Three-Month Periods)	
	IQ 02	IQ 01
Net Sales	2	10
Gross Profit	0	3
Administrative and Selling Expenses	0	(1)
Operating Equity in Earnings of Affiliates	2	28
Other Operating Income	2	2
Operating Income	4	32

- Sales for this business segment declined significantly during 1Q02 to $2 million mainly due to the fact that this quarter's results include only the brokerage activities for oil, gas and LPG. Results for 1Q01 included gas processing activities for $6 million generated by the sale of liquids, which are being reported under the E&P segment results starting in 1Q02.
- The decline in gross profit was due to the lower margins of brokerage activities compared to the high contributions generated by the processing of liquids during 1Q01.

The variation in equity from earnings of affiliates was due to the following factors:

- Income from the direct and indirect stakes in CIESA and TGS posted a gain of $25 million in 1Q01 while there was no income reported for 1Q02 due to the valuation of this investment at zero.

- The combined income for the stakes in Oldelval and Termap posted a profit of $3 million in 1Q01 while Oldelval. contributed a profit of $2 million in 1Q02 and the stake in Termap was sold during 4Q01.

- Capital expenditures and advances on non-current investments reached $9 million in both quarters.

- EBITDA reached $2 million in 1Q02, compared to $9 million in 1Q01.

Electricity

(in millions of pesos)	(Three-Month Periods) 1Q 02	1Q 01
Net Sales	43	34
Gross Profit	6	8
Administrative and Selling Expenses	(3)	(2)
Operating Equity in Earnings of Affiliates	12	20
Other Operating Income	4	4
Operating Income	19	30

- Generation activity sales reached $31 million in 1Q02, 29.2% higher than the $24 million reported in 1Q01. Generation prices continued to be denominated in pesos during 1Q02 which impeded the complete recovery of the peso devaluation on these results.
- Sales from the Genelba plant increased by 30.0% in 1Q02 to $26 million compared to $20 million in 1Q01 mainly due to the increase in sales volume which was partially offset by the decline in energy prices. During 1Q02, energy sales volume reached 1,303 GWh, an increase of 43.2% compared to 910 GWh sold during 1Q01. The Genelba plant operated at a 94.3% capacity utilization rate during 1Q02, significantly higher than the 76% rate utilized in 1Q01 during which there was a 29 day shutdown of one gas turbine for scheduled.

  With regard to the drop in energy sales prices, there was a sharp decline in the demand for electrical energy this quarter of approximately 9%, therefore the power plants with lower marginal marked lower sales prices than in 1Q01. The average price obtained by the Genelba plant declined by 10.2%, to $20.30 per MWh from $22.60 per MWh in 1Q01.

  The sales from the Pichi Picún Leufú plant, reached $5 million in 1Q02 compared to $4 million in 1Q01. This increase was due to the accrual of $1 million for the application of the energy support price. Energy generation reached 168 GWh in 1Q02 compared to 205 GWh in 1Q01, while average prices remained stable year-over-year.

  Sales of nuclear and others increased by 25% to $10 million in 1Q02 compared to $8 million in 1Q01 during which there was a scheduled maintenance shutdown of the Atucha I nuclear plant.

- Gross profit for this business segment declined by 25% during 1Q02. The gross margin decreased to 14.0% in 1Q02 from 23.5% in 1Q01. This decline was the result of two factors; first, the impact of the devaluation on certain costs and secondly, the inability to pass on those effects to sales prices during 1Q02.

- Income from affiliates in this business segment reached $12 million in 1Q02. The stake in Distrilec Inversora contributed income of $10 million compared to $13 million 1Q01. This decline was mainly due to the sharp drop in demand for electrical energy of 9%.
  The stake in Citelec did not contribute income in 1Q02 since it was valued at zero.

- Capital expenditures and advances on non-current investments in 1Q02 reached $1 million 1Q02, compared to $2 million in 1Q01.

- EBITDA was $14 million in 1Q02, compared to $23 million in 1Q01.

Electricity Sales (volumes & average prices)	Three-Months Periods			
	Gwh		Pesos per Mwh	
	IQ 02	IQ 01	IQ 02	IQ 01
Combined Cycle	1,303	910	20.31	22.59
Hydro	168	205	21.24	20.56
Total	1,471	1,115	20.42	22.22

Other Businesses

(in millions of pesos)	(Three-Month Periods)	
	IQ 02	IQ 01
Net Sales	16	11
Gross Profit	6	1
Administrative and Selling Expenses	(3)	(2)
Operating Equity in Earnings of Affiliates	18	1
Other Operating Income	(1)	0
Operating Income	20	0

- Income from the agribusiness operations rose to $8 million in 1Q02 compared to $6 million in 1Q01. This improvement resulted from the combination of an improvement in prices due to the effects of the devaluation on dollar-denominated sales, higher production volumes and the negative effects of the foot and mouth disease outbreak and the late harvest that took place during 1Q01. While there were no significant variations in sales volumes, income from the forestry operation increased to $8 million from $5 million due to the increase in dollar-denominated operating activity.

Income from affiliates increased due to the following factors:

- Income from the stake in Cerro Vanguardia was $18 million in 1Q02 compared to $2 million in 1Q01. This was due to the 12.3% increase in gold prices and the effects of the peso devaluation on dollar-denominated sales.
  The stake in Pecom Agra contributed no income in 1Q02 since it was part of the share swap completed during this period.

- Capital expenditures and advances on non-current investments reached $1 million compared to no investments in 1Q01.

- EBITDA was $3 million in 1Q02, compared to no cash generated in 1Q01.

Pecom Energía S.A., controlled by Perez Companc S.A., is the largest independently owned energy company in the Latin American region. Its business activities include oil and gas production and transportation, refining and petrochemicals, power generation, transmission and distribution as well as forestry activities. Headquartered in Buenos Aires, the Company has operations throughout Argentina, Brazil, Venezuela, Bolivia, Peru and Ecuador.

Operating income for each business segment for the first quarters of 2002 and 2001 is broken down as follows:

	2001	2000
	(millions of pesos)	
Oil and Gas Exploration and Production	129	66
Refining	1	1
Petrochemical	12	3
Electricity	19	30
Hydrocarbon Marketing and Transportation	4	32
Other Investments	20	-
Corporate, Other discontinued investments and eliminations	(17)	(16)
Total	168	116

Other operating income, net. Other operating income, net decreased to P$50 million in 2002 first quarter from P$116 million in 2001 first quarter. In the first quarter or 2002, sale of equity interest in Pecom Agra accounted for a P$57 million gain, offset in part by the tax on banking transactions (a P$4 million loss). In the first quarter of 2002 income was primarily attributable to exchange of hydrocarbon assets.

Equity in non-operating earnings of affiliates. Equity in non-operating earnings of affiliates accounted for P$568 million in 2002 first quarter and P$32 million losses in 2001 first quarter. In the first quarter of 2002, P$557 million was charged to income as a result of exchange differences derived from devaluation. Equity in non-operating earnings of CIESA, TGS, Edidesca and Citelec accounted for a P$22 million loss in 2001 first quarter. Excluding such items, equity in non-operating earnings of affiliates accounted for P$11 million and P$10 million losses, respectively.

Financial income (expense) and holding gains (losses). Financial income (expense) and holding gains (losses) accounted for a P$273 million loss in 2002 first quarter. Excluding the effects of exchange differences and the results of translating and converting foreign assets mentioned above, financial income (expense) totaled P$92 million in the first quarter of 2002 and P$41 million in the first quarter of 2001. Net interest increased to P$120 million from P$39 million as a result of devaluation and, to a lesser extent, of a 20% increase in U.S. dollar-denominated average indebtedness. In addition, movement in domestic prices for certain products, specially petrochemicals, accounted for a P$38 million holding gain.

Income tax provision. Income tax provision increased to P$23 million in the first quarter of 2002 from P$4 million in the first quarter of 2001. The 2002 first quarter income tax primarily derived from foreign companies. As regards Argentine operations, the Company charged to income a P$4 million credit in the period ended March 31, 2002, on account of the doubtful recovery of the Minimum Presumed Income Tax credit.

<u>*Effects of Inflation*</u>

Under Argentine GAAP, the general price increase as from enactment of the Public Emergency Law (increase in the index used to restate financial statements for the 2002 January-March period was 32%) clearly indicates that the country is no longer in a monetary stability situation. Therefore, financial statements must be adjusted by inflation. As of the date of the Financial Statements, however, the CNV has not expressly approved application of such adjustment mechanism yet.

If the financial statements had been adjusted by inflation, the Company's shareholders' equity as of March 31, 2002 would have increased by P$610 million, the loss for the three-month period closed on that date would have increased by approximately P$291 million, and the balances for all items as of March 31, 2001 submitted for comparative purposes would have been restated to record the impact of the variation in the currency's purchasing power for the 2002 January-March period.

Oil and Gas Exploration and Production

Operating income. Operating income for this segment increased to P$129 million or 95.5% in 2002 first quarter from P$66 million in 2001 first quarter. This increase is primarily attributable to increased oil prices in Argentine operations as a result of the peso devaluation, which prices have been maximized as a result of growing export activities.

Operating income for this business segment is broken down as follows:

	2002	2001
Net sales	366	210
Costs of sales	(209)	(125)
Gross profit	157	85
expenses	(30)	(17)
Exploration expenses	(5)	(5)
Equity in operating earnings of affiliates	4	3
Other operating income, net	3	0
Operating income	129	66

Net sales. Net sales for this segment increased to P$366 million or 74.3% in 2002 first quarter from P$210 million in 2001 first quarter, primarily due to higher prices resulting from the peso devaluation.

Net sales of oil and gas increased to 174.8 thousand barrels of oil equivalent (BOE) per day or 2.1% in the first quarter of 2002 from 171.2 thousand BOE per day in the first quarter of 2001. Oil sales volumes increased to 121 thousand barrels per day in the first quarter of 2002 or 4.4 % from 115.9 thousand barrels per day in the first quarter of 2001. In contrast, gas sales volumes decreased to 322.7 million cubic feet per day or 2.9% in 2002 first quarter.

The hedging policy accounted for a P$33 million and a P$48 million opportunity cost, respectively.

Net sales in Argentina

Net sales in Argentina significantly increased to P$202 million or 55.4% in 2002 first quarter from P$130 million in 2001 first quarter.

Net sales of oil increased to P$179 million in the first quarter of 2002 from P$107 million in the first quarter of 2001 primarily as a result of a significant rise in sales price to P$34.5 from P$19.2 per barrel, mainly boosted by export activities. In line with the significant restrictions on passing through the devaluation impact to domestic crude oil prices, in the prevailing economic situation the Company intensified an export-oriented trade policy. Oil export volumes accounted for 57.8% of total oil sales.

Crude oil sales volumes declined to 57.7 thousand barrels per day or 6.3% in the first quarter of 2002 from 61.6 thousand barrels per day in the first quarter of 2001. The first quarter of 2001 includes 10.2 thousand barrels per day attributable to Pampa del Castillo - La Guitarra area sold in October 2001. In 2002, development of the Tapera Avendaño field in the Jagüel de los Machos area and the result of lifting activities in Medanito, Santa Cruz I and II and Puesto Hernández, among others, added a 6.3 thousand barrels per day incremental sales volume.

Net sales of natural gas declined to P$23 million or 4.1% in 2002 first quarter from P$24 million in 2001 first quarter. The daily volume of gas sold decreased to 254.7 million cubic feet or 5.5% from 269.4 million cubic feet in the first quarter of 2001. The price of gas remained unchanged in compliance with the provisions set forth in the Public Emergency Law.

Net sales outside of Argentina
Net sales of oil and gas outside of Argentina increased to P$164 million or 105% in the first quarter of 2002 from P$80 million in the first quarter of 2001. Daily sales volumes increased to 74.6 thousand BOE or 15.3% in the first quarter of 2002 from 64.7 thousand BOE in the first quarter of 2001.

Venezuela
Net sales of oil and gas increased to P$104 million or 112.2 % in the first quarter of 2002 from P$49 million in the first quarter of 2001, as a result of devaluation and higher oil and gas sales volumes. The average price per barrel increased to P$22.3 or 75.1% from P$12.75.

Average daily volume of oil sold significantly increased to 50.8 thousand BOE or 23.9% in the first quarter of 2002 from 41 thousand BOE in the first quarter of 2001, as a result of intensive drilling and workover activities.

Bolivia
Net sales of oil and gas increased to P$15 million or 66.7% in 2002 first quarter from P$9 million in 2001 first quarter. Average daily volume of oil and gas sold increased to 7.8 thousand BOE or 6.8% in 2002 first quarter from 7.3 thousand BOE in 2001 first quarter.

Peru
Net sales of oil and gas increased to P$42 million or 90.9% in 2002 first quarter from P$22 million in 2001 first quarter. Such increase results from higher sales prices as a consequence of devaluation. Daily sales volumes declined 6.7% to 12.5 thousand BOE from 13.4 thousand BOE due to the natural decline of the field.

Gross profit and gross margin. Gross profit for this segment increased to P$157 million or 84.7% in the first quarter of 2002 from P$85 million in the first quarter of 2001. Gross margin increased to 42.9% from 40.5% as a result of the competitive improvement of Argentine operations, with prices mostly determined by their international references and costs mostly in pesos.

Administrative and selling expenses. Administrative and selling expenses increased to P$30 million in the first quarter of 2002 from P$17 million in the first quarter of 2001, as a result of devaluation. The ratio on sales remained at 8.1% in both periods.

Exploration expenses. Exploration expenses totaled P$5 million in both periods. Exploratory activities in Peruvian blocks and shooting of 2D seismic in Ecuador continued in 2002.

Equity in operating earnings of affiliates. Equity in earnings of Petrolera Perez Companc S.A. increased to P$4 million from P$2 million, as a result of the impact of devaluation on sales prices. Interest in companies holding a minority interest in the Third Round areas did not generate significant results in the first quarter of 2002 compared to a P$1 million gain in the first quarter of 2001.

Other operating income,net. A P$3 million gain was recorded in the first quarter of 2002 as a result of the favorable solution of several disputes with Petróleos de Venezuela S.A. regarding sales calculation in the Third Round areas.

Refining and Petrochemical

Operating income for the Refining and Petrochemical business segments is broken down as follows and is analyzed separately:

	Refining		Petrochemical		Eliminations		Total	
	2002	2001	2002	2001	2002	2001	2002	2001
Net sales	93	91	119	88	(3)	(5)	209	174
Costs of sales	(88)	(84)	(94)	(75)	3	5	(179)	(154)
Gross profit	5	7	25	13	-	-	30	20
Administrative and selling expenses	(6)	(6)	(16)	(10)	-	-	(22)	(16)
Equity in operating earnings of affiliates	4	1	2	-	-	-	6	1
Other operating (expenses) income, net	(2)	(1)	1	-	-	-	(1)	(1)
Operating income	1	1	12	3	-	-	13	4

Refining

Operating income. Operating income for this segment was P$1 million in both periods. The activity marketing margins evidenced a strong deterioration in the first quarter of 2002, offset in part by Refinor's improved operating performance.

Gross profit and gross margin. Gross profit for 2002 first quarter declined to P$5 million from P$7 million in the first quarter of 2001. Gross margin declined to 5.4% from 7.7%, in line with the reduction in marketing margins.

Express Government initiatives and the gradual drop in the activity level could curb the passing through of the 13.7% increase in crude oil costs to sales prices. Average sales price for gasoline declined 5% while average sales price for asphalt increased only 3%. Exceptionally, the sales price for diesel oil increased 18% and absorbed the crude oil cost increase mentioned above.

Net sales. Net sales for refinery products increased to P$93 million in the first quarter of 2002 from P$91 million in the first quarter of 2001, boosted by price increases. Diesel oil and asphalts sales volumes, however, significantly declined (25.2% and 53.7 %, respectively), the latter resulting from discontinuance of most construction works.

Considering the current relative prices structure and for the purpose of maximizing products marketing margins, crude oil volumes processed declined to 21,176 barrels per day or 23% in the first quarter of 2002.

As a reaction to the sharp shrinkage in the domestic market, trade policy was export-directed. Along these lines, diesel oil (171%), fuel oil and solvents export volumes increased significantly.

Equity in operating earnings of affiliates. Equity in earnings of Refinor increased to P$4 million from P$1 million, as a result of improved marketing margins and higher sales volumes, mainly LPG and diesel oil. Equity in earnings of Empresa Boliviana de Refinación did not generate significant results in either periods.

Other operating expenses-net .Other operating expenses were P$2 million in the first quarter of 2002 and P$1 million in the first quarter of 2001 due in both cases to the underabsorption of fixed costs imposed by the optimization policy associated with crude oil volumes processed.

Petrochemical

Operating income. Operating income for this segment increased to P$12 million in 2002 first quarter from P$3 million in 2001 first quarter. The styrenics business in Argentina and the fertilizers business recorded the best operating performance. In Brazil, operating income remained relatively unchanged.

Gross profit and gross margin. Gross profit increased to P$25 million in the first quarter of 2002 from P$13 million in the first quarter of 2001. Gross margin increased to 21% from 14.8%. The styrenics business both in Argentina and Brazil was favorably affected by increased international margins compared to previous year (styrenics, 40% and polystyrene, 16%).

Net sales. Net sales for the first quarter of 2002 increased to P$119 million or 35.2% from P$88 million in 2001 first quarter.

Sales of styrenic products in Argentina increased to P$44 million or 29.4% from P$34 million (including sales to Innova for P$7 million and P$1 million, respectively), mainly resulting from the partial increase in prices as a consequence of devaluation in the domestic market and higher export sales prices. Domestic styrene and polystyrene sales volumes declined 65% and 28%, respectively, in line with the sharp crisis the country is plunged in. To mitigate these effects and by implementing an active trade policy, export sales volumes increased. Styrene exports increased 16%, offsetting in part the domestic market drop while polystyrene exports rose 151%.

Total fertilizers sales volumes decreased 37% compared to 2001 first quarter. Company-manufactured fertilizers and fertilizers for resale decreased 18% and 68%, respectively. Sales prices increased mainly as a result of the passing through of higher costs as a consequence of the peso devaluation.

Innovas's sales for 2002 first quarter increased to P$63 million from P$38 million. Styrene sales volumes in the Brazilian market rose by approximately 32% as a result of the development of new customers. Polystyrene sales volumes in the domestic market dropped from about 24 thousand tons to 19 thousand tons, mainly as result of plant outages for technical problems. However, exports for the first quarter of 2002 increased to 3 thousand tons from 1 thousand tons in the first quarter of 2001. Styrene and polystyrene sales prices increased 45% and 54%, respectively, as a consequence of the peso devaluation with respect to the Brazilian currency.

Administrative and selling expenses. Administrative and selling expenses increased to P$16 million from P$10 million primarily due to devaluation effects on Innova's expenses.

Equity in operating earnings of affiliates. Equity in earnings of Petroquímica Cuyo accounted for a P$2 million gain in 2002 first quarter compared to a zero income in the first quarter of 2001, primarily due to improved polypropylene margins.

Hydrocarbon Marketing and Transportation

Operating income. Operating income for this segment decreased to P$4 million in the first quarter of 2002 from P$32 million in the first quarter of 2001, which includes a P$25 million gain from direct and indirect interest in TGS.

Operating income for this business segment is broken down as follows:

	TGS		Oldelval and Termap		Own Operation		Total	
	2002	2001	2002	2001	2002	2001	2002	2001
Net sales	0	0	0	0	2	10	2	10
Costs of sales	0	0	0	0	(2)	(7)	(2)	(7)
Gross profit	0	0	0	0	0	3	0	3
Administrative and selling expenses	0	0	0	0	0	(1)	0	(1)
Equity in operating earnings of affiliates	0	25	2	3	0	0	2	28
Other operating income, net	2	2	0	0	0	0	2	2
Operating income	2	27	2	3	0	2	4	32

Net sales. Net sales for this segment significantly decreased to P$2 million from P$10 million as a result of a reformulation of the liquid processing business. Oil, gas and LPG brokering operations totaled P$2 million and P$4 million, respectively. In addition, the first quarter of 2001 includes a P$6 million income from gas processing activities, resulting from a 23.8 thousand ton total volume. As from 2002, liquid processing activities are performed by the Oil and Gas Exploration and Production business unit.

Equity in operating earnings of affiliates. Equity in earnings of Oldelval S.A. totaled P$2 million and P$3 million, respectively.

Other operating income, net
Income from consulting services provided to TGS's technical operator was P$2 million in both periods.

Electricity

Operating income. Operating income for this segment totaled P$19 million in the first quarter of 2002 and P$30 million in the first quarter of 2001. The first quarter of 2001 includes a P$6 million gain derived from interest in Citelec. In the current economic context, the activity margins were adversely affected since the effects of devaluation on the generation cost structure could not be passed through to prices.

Operating income for this business segment is broken down as follows:

	Electricity Generation		Conuar/Fae		Distrilec/ Edesur		Citelec/ Transener		Others		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Net sales	31	24	10	8	-	-	-	-	2	2	43	34
Costs of sales	(29)	(20)	(7)	(5)	-	-	-	-	(1)	(1)	(37)	(26)
Gross profit	2	4	3	3	-	-	-	-	1	1	6	8
Administrative and selling expenses	(2)	(1)	(1)	(1)	-	-	-	-	-	-	(3)	(2)
Equity in operating earnings of affiliates	-	-	-	-	10	13	-	6	2	1	12	20
Other operating income (expenses), net	-	-	(1)	0	4	4	1	-	-	-	4	4
Operating income	-	3	1	2	14	17	1	6	3	2	19	30

Net sales. Net sales from electricity generation increased to P$31 million or 29.2% in 2002 first quarter from P$24 million in 2001 first quarter.

Electricity generation. Net sales attributable to the Genelba Power Plant increased to P$26 million or 30% in the first quarter of 2002 from P$20 million in the first quarter of 2001, due to higher sales volumes. This was offset in part by a decline in energy prices. Energy deliveries increased to 1,303 GWh or 43.2% in the first quarter of 2002 from 910 GWh in the first quarter of 2001. In the first quarter of 2002, Genelba Power Plant operated at a 94.3% operating availability factor, a significant increase compared to 76% in the first quarter of 2001 on account of inspection works (scheduled under the technical maintenance program) carried out in a gas turbine which was out of service for 29 days in 2001. Average monomic price of output and power delivered by Genelba Power Plant declined to P$20.3 per MWh or 10.2% in 2002 first quarter from P$22.6 per MWh in 2001 first quarter. On account of a sharp drop in the demand for energy (9%), low marginal cost generation plants were dispatched and consequently determined a lower price for the energy generated.

Net sales attributable to Pichi Picún Leufú Complex were P$5 million in the first quarter of 2002 and P$4 million in the first quarter of 2001. The increase mainly results from a P$1 million accrual as a result of the application of the Energy Support Price Method. Energy generated totaled 168 GWh and 205 GWh in each period. Average monomic prices remained relatively unchanged in both periods (P$21.2 per MWh in 2002 first quarter and P$20.6 per MWh in 2001 first quarter).

Nuclear fuel elements and other products. Net sales of nuclear fuel elements and other products increased to P$10 million or 25% in the first quarter of 2002 from P$8 million in the first quarter of 2001. In the first quarter of 2001 operations were abnormally affected by the scheduled shutdown of Atucha I nuclear power plant.

Gross profit and gross margin. Gross profit for the first quarter of 2002 decreased to P$6 million or 25% from P$8 million in the first quarter of 2001. Gross margin declined to 14% in the first quarter of 2002 from 23.5% in the first quarter of 2001, primarily due to the impact of the peso devaluation on certain costs. In contrast, and under the Public Emergency Law, devaluation effects could not be passed through to generation sales prices.

Administrative and selling expenses. Administrative and selling expenses for this business segment totaled P$3 million and P$2 million in 2002 and 2001 first quarters, respectively.

Equity in operating earnings of affiliates. Equity in earnings of affiliates for this segment declined to P$12 million in the first quarter of 2002 from P$20 million in the first quarter of 2001. The first quarter of 2001 includes a P$6 million income from interest in Citelec.

Equity in earnings of Distrilec Inversora S.A. declined to P$10 million in the first quarter of 2002 from P$13 million in the first quarter of 2001. Edesur S.A.'s sales revenues declined to P$197 million or 15.5% from P$233 million due to a 9% drop in demand for energy and a 6% drop in prices.

Other operating income (expense), net. Income from advisory services provided to Edesur S.A.'s technical operator was P$4 million in both periods.

Other Investments

Operating income. Operating income from other investments was P$20 million in the first quarter of 2002. No significant results were recorded in the first quarter 2001.

Operating income for this business segment is broken down as follows:

	Farming, Forestry and Agroindustry		Mining		Total	
	2002	2001	2002	2001	2002	2001
Net sales	16	11	-	-	16	11
Costs of sales	(10)	(10)	-	-	(10)	(10)
Gross profit	6	1	-	-	6	1
Administrative and selling expenses	(3)	(2)	-	-	(3)	(2)
Equity in operating earnings in affiliates	-	(1)	18	2	18	1
Other operating expenses, net	(1)	-	-	-	(1)	-
Operating income (loss)	2	(2)	18	2	20	-

Farming, forestry and agroindustry

Operating income (loss). This segment recorded a P$2 million gain in the first quarter of 2002 compared to a P$2 million loss in the first quarter of 2001. Sales from the farming activity increased to P$8 million from P$6 million as a result of improved prices on account of devaluation and higher sales volumes. Sales for 2001 first quarter was affected by the foot and mouth disease outbreak and a delayed harvest. Though total volumes sales remained relatively unchanged, sales from the forestry activity increased to P$8 million from P$5 million, mainly as a result of higher prices related to an increase in exports derived from improved international competitiveness arising from devaluation.

Mining

Equity in operating earnings of affiliates. Equity in earnings of Cerro Vanguardia S.A. significantly increased to P$18 million in the first quarter of 2002 from P$2 million in the first quarter of 2001, due to higher prices, 680 $/oz. and 259 $/oz., respectively, as a result of the peso devaluation and to a lesser extent, a 12.3% rise in gold international price. Cerro Vanguardia S.A.'s sales volumes amounted to 71,925 ounces of gold and 582,612 ounces of silver in the first quarter of 2002 compared to 72,601 ounces of gold and 407,443 ounces of silver in the first quarter of 2001.

Corporate and Other Discontinued Investments

Administrative and selling expenses for the corporate center remained at P$14 million in both periods.

Liquidity and capital resources

The Company's policy aims at maintaining high liquidity levels in order to minimize financial risks and have the flexibility required to overcome the difficulties derived from a high volatility affecting emerging capital markets.

In the light of the restrictions imposed in Argentina on banking deposits and on transfers abroad for payment of principal and interest on financial loans and dividend distribution, the Company's financial management has prioritized a close monitoring of liquidity levels in order to comply with the obligations assumed.

Within a context characterized by a lack of credibility along with a significant peso devaluation and a significant increase in the country-risk indicator, in addition to the cut of the Argentine debt rating and the subsequent declaration of default, the Company's efforts have been focused on materializing refinancing of liabilities by negotiating agreements with foreign commercial banks and multilateral agencies.

As of March 31, 2002 and 2001, the Company's cash totaled P$670 million and P$297 million, respectively. In the first quarter of 2002, liquidity was mainly provided by cash from operations and increased, in terms of pesos, as a result of the effects of devaluation on the Company's cash.

Operating Activities

Cash provided by operations, excluding cash flow from hedging derivative instruments, increased to P$307 million in the first quarter of 2002 from P$45 million in the first quarter of 2001, boosted by higher marketing margins of Argentine operations, specially materialized through an intensive export strategy, and by dollar-denominated cash flow from foreign operations. These effects were further supported by initiatives designed to optimize working capital requirements.

Crude oil price hedging operations accounted for P$237 million and P$55 million applications in 2002 and 2001 first quarters, respectively. In the prevailing context, the Company had to pay balances of crude oil collaterals partially in cash.

Investment Activities

Cash used in investing activities totaled P$114 million in the first quarter of 2002 compared to P$147 million in the first quarter of 2001.

Capital expenditures made in the Oil and Gas Exploration and Production core business totaled P$80 million and P$105 million in 2002 and 2001 first quarters, respectively. In 2002, investment were mainly focused on improving production and reservoirs, basically through development drilling and workover activities.

Financing Activities

Cash used in financing activities amounted to P$528 million in the first quarter of 2002 compared to a P$197 million net source in the first quarter of 2001.

In January, the Company issued Series E Corporate Notes for US$35 million, accounting for a source of P$60 million. These Corporate Notes bear interest at a 6.75% annual rate and are due in March 2003.

Repayment of long-term loans accounted for an application of P$548 million in 2002 first quarter, mainly attributable to repayment of Series E Corporate Notes in the amount of P$511 million.

Long-term financing accounted for a P$30 million net source in 2001 first quarter.

Net cash flow related to short-term financing accounted for a P$41 million application in 2002 first quarter compared to a P$168 million net source in 2001 first quarter.

Outlook

The gradual deterioration of the Argentine economy, along with the deepening of a complex crisis with political and social implications, lack of a sustainable plan ensuring a sustained economic growth, liquidity squeeze, lack of foreign financing, growing lack of confidence and the virtual isolation of Argentina from capital markets, will adversely affect our business performance during 2002.

This new scenario forces us to be prudent and cautious in decision-making and formulate short-term goals again. In this context, financial management will prioritize a close monitoring of cash flow and liquidity levels to secure compliance with the obligations assumed. We will maintain a sound financial policy. We will actively work on refinancing due and payable liabilities and improving debt maturity profile.

This business trend will imply a significant deceleration of our investment plans and a thorough review of costs and expenses. In such respect, we will prioritize an efficiency-oriented proactive management of operations. Simultaneously, and strengthening the business concentration process, we will analyze divestment opportunities as regards non-core operations.

In the oil and gas business, the 20% withholding tax on crude oil exports acts as a severe disincentive to investment and has a negative effect on activity levels and operating cash flow. This fact, exacerbated by the major recession affecting the domestic economic activity, will result in a reduction in oil and gas production levels in Argentina. The Company will actively seek to sell growing oil volumes at international markets. As regards foreign operations, the Company estimates current oil and gas production levels will not change significantly.

As far as the Refining and Petrochemical businesses are concerned, low sales volumes in the domestic market are anticipated for most products. Exceptionally, the fertilizers business, as it is closely linked to the agricultural-export activity whose competitiveness has increased in this new context, will be affected to a lesser extent.

Fuel sales in the domestic market will be discouraged since it will be difficult to pass through higher crude oil costs to sales prices. This situation will also imply a significant deceleration in the Company's investment plan in connection with the expansion of its gas station network.

As regards other refined and petrochemical products, no difficulties are expected, for the time being, in passing through the impact of higher costs on domestic prices.

Refined product exports will increase since a 5% tax has been imposed thereon, which tax is significantly lower than that applied to crude oil exports. This fact, along with the need to sell at international markets the volumes the domestic market is not able to take, will result in increased export sales of refined and petrochemical products, which in turn will benefit from these businesses' improved international competitiveness.

Businesses related to the provision of public services will develop in an uncertain scenario until new market conditions are defined and contracts entered into between the Federal Government and utilities are renegotiated. According to the schedules proposed by the Government, the agreement reached with utilities will have to be submitted before the Ministry of Economy on June 15, 2002. The Board of Directors of those companies will work together with the Federal Executive Branch with a view to renegotiating concession contracts at the satisfaction of the Federal Government, users and licensees.

The reforms introduced by the new government will have a significant impact on all the electricity and gas industries segments, as a result not only of pesification and elimination of indexation clauses on utility rates, but also of the sharp peso devaluation in activities mostly having foreign costs and financing. In addition, operating performance will be affected by a reduced demand resulting from a deepening and long economic recession.

As regards forestry, farming and mining activities, the new post-devaluation scenario will allow for an improvement in marketing margins on account of an improved competitiveness to access international markets.

SUMMARIZED BALANCE SHEET AND INCOME STATEMENT STRUCTURE

The information below for the period ended March 31, 1998, does not consider deconsolidation of Servicios Especiales San Antonio S.A. In addition, information for the three month periods ended March 31, 2000, 1999 and 1998, does not segregate equity in non-operating earnings of affiliates since the same was not prepared on the same reporting basis as the information for the three-month periods ended March 31, 2002 and 2001.

Consolidated Balance Sheet *(millions of argentine pesos)*	03-31-02	03-31-01	03-31-00	03-31-99	03-31-98
Current assets	2,279	1,235	1,015	1,004	918
Noncurrent assets	7,858	4,646	3,997	3,808	3,610
Total assets	10,137	5,881	5,012	4,812	4,528
Current liabilities	3,813	1,247	635	520	701
Noncurrent liabilities	4,124	1,684	1,743	1,959	1,571
Sub-Total	7,937	2,931	2,378	2,479	2,272
Minority interest in subsidiaries	39	19	18	18	28
Shareholders' equity	2,161	2,931	2,616	2,315	2,228
Total	10,137	5,881	5,012	4,812	4,528
Working capital	(1,534)	(12)	380	484	217

	For the three-month period ended				
Consolidated Income statement *(millions of argentine pesos)*	03-31-02	03-31-01	03-31-00	03-31-99	03-31-98
Gross profit less administrative and selling expenses, and exploration expenses	119	58	68	34	35
Equity in operating earnings of affiliates	42	53	25	25	21
Other operating income, net	7	5	6	10	8
Gain (Loss) on holdings of YPF shares	-	-	-	17	3
Equity in non-operating earnings of affiliates	(568)	(32)	-	-	-
Other income (expense), net	50	116	1	(10)	28
Financial income (expenses) and holding gains (losses)	(273)	(42)	(34)	(36)	(24)
Sub-total	(623)	158	66	40	71
Income tax	(23)	(4)	(5)	(3)	(8)
Minority interest in subsidiaries	(10)	-	(1)	2	-
Net (loss) income	(656)	154	60	39	63

RATIOS

	03-31-02	03-31-01	03-31-00	03-31-99	03-31-98
a- *Current ratio* (Current assets / Current liabilities)	0.598	0.990	1.598	1.931	1.310
b- *Acid Test* ((Cash + Current Investments + Trade receivables) / Current liabilities)	0.368	0.581	0.950	1.240	0.776
c- *Total Indebtedness* (Total liabilities / Shareholders' equity)	3.673	1.000	0.909	1.071	1.020
d- *Current liabilities / Total liabilities*	0.480	0.425	0.267	0.210	0.309
e- *(Total liabilities + Minority interest) /Shareholders' equity*	3.691	1.006	0.916	1.079	1.032
f- *Income(*) before Income tax and Minority interest / (Shareholders' equity - Net Income)*	(0.885)	0.228	0.103	0.070	0.131

(*) Annualized

LISTED PRICE OF PECOM ENERGIA'S SHARE

	1997	1998	1999	2000	2001	2002
January	7.47	6.57	4.07	3.98	4.28	6.00
February	7.66	6.58	4.07	4.70	3.70	6.30
March	7.73	6.77	4.70	4.01	3.95	6.60
April	8.11	6.01	6.21	3.70	4.00	6.15
May	7.65	5.51	6.04	3.62	3.85	
June	8.03	5.02	5.75	4.03	3.50	
July	8.21	5.80	5.65	4.00	3.20	
August	7.98	3.96	5.82	4.02	3.35	
September	8.06	4.07	6.05	3.80	2.82	
October	6.26	4.94	6.02	3.40	2.75	
November	7.14	5.20	5.31	3.63	2.62	
December	7.14	4.23	5.12	3.75	3.90	

STATISTICAL DATA

	For the three-month period ended March 31,				
	2002	2001	2000	1999	1998
Crude oil sales (thousands of barrels)					
Argentina	5,191	5,547	4,309	4,624	5,394
Venezuela	4,568	3,693	2,857	2,901	2,276
Peru	1,002	1,072	1,109	1,216	987
Bolivia	127	119	75	36	30
Total	10,888	10,431	8,350	8,777	8,687
Natural gas sales (thousands of cubic feets)					
Argentina	22,913	24,247	13,222	14,153	15,295
Venezuela	1,910	1,587	965	556	-
Peru	766	810	797	667	529
Bolivia	3,451	3,247	1,516	1,598	1,695
Total	29,041	29,891	16,500	16,974	17,519
Petrochemical sales (tons)					
Fertilizer	31,691	51,143	54,322	44,532	59,425
SBR	10,101	11,392	13,990	14,148	12,628
Styrene	31,023	29,787	48,028	14,589	9,535
Polystyrene	34,451	36,886	20,457	17,467	17,368
Refining products sales					
Aromatics (tons)	52,555	13,928	12,165	22,957	22,401
Bencen (tons)	6,180	13,258	8,412	12,873	8,331
Gasoline (m3)	30,066	30,852	38,251	27,662	24,838
Gas Oil (m3)	141,547	189,188	158,041	201,914	183,003
Other middle distillates (m3)	1,558	3,101	2,848	7,539	11,148
Asfalts (tons)	10,514	22,730	12,122	19,290	33,290
Other heavy products (tons)	91,664	72,582	59,672	89,764	103,965
Electricity generation (gwh)					
Energy produced	1,359	1,016	1,353	601	-
Contracted sales	328	256	367	378	-
Spot sales	1,143	859	1,008	368	-
Total sales	1,471	1,115	1,375	746	-

Carlos A.Cupi
Chairman

ANDERSEN

Pistrelli, Díaz y Asociados
Firma Miembro de Andersen

25 de Mayo 487
1002 Buenos Aires
Argentina

Tel 54 11 4318 1600 4311 6644
Fax 54 11 4312 8647 4318 1777

INDEPENDENT PUBLIC ACCOUNTANT'S REPORT

To the Board of Directors of
Pecom Energía S.A.:

We have made a limited review of the accompanying consolidated balance sheets of Pecom Energía S.A. (an Argentine Corporation) and its subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, cash flows and changes in shareholders' equity for the three-month periods then ended, all expressed in Argentine pesos as described in Note 2.c) to the consolidated financial statements. These consolidated financial statements are the responsibility of the Company's management.

Except as described in the fifth paragraph, we conducted our review in accordance with generally accepted standards in Argentina for the review of financial statements for interim periods. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

The accompanying consolidated financial statements as of March 31, 2002 and 2001 are presented in conformity with generally accepted accounting principles in Argentina applicable to consolidated financial statements. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Argentina, may not conform with generally accepted accounting principles in the United States of America. The effects of the differences between Argentine generally accepted accounting principles and the generally accepted accounting principles in the United States of America have not been quantified.

As described in note 17 to the accompanying financial statements, in the last few months, a significant change has been implemented in the economic model of Argentina, including the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of economic measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, have been (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities that are denominated in foreign currency and held in the country, (b) foreign public debt default, (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of financial loan principal service and dividend distributions without prior authorization from the Central Bank; (e) the increase in domestic prices; and (f) renegotiation of public utilities agreements. The future development of the economic crisis may require further measures from the Argertine Federal Government. The accompanying financial statements should be read taking into account the issues mentioned above.

ANDERSEN

We have not made a limited review of the financial statements of the affiliates Compañía Inversora en Transmisión Eléctrica Citelec S.A. and its subsidiary Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A. nor of the affiliates Compañía de Inversiones de Energía S.A. and its subsidiary Transportadora de Gas del Sur S.A. and Enron de Inversiones de Energía S.C.A. as of March 31, 2002, used by the Company to value the interest in such companies by the equity method. The value of such interest included in the "Noncurrent investments" account of the balance sheet as of March 31, 2002, is nil and the losses booked on account of such investments represent about 65% of the net loss for the three-month period then ended.

As indicated in note 2.c) to the accompanying consolidated financial statements and in accordance with the regulations of the National Securities Commission (governmental regulatory agency of public corporations), the Company has not recorded inflation accounting derived from the effects of variances in the purchasing power of the Argentine peso occurred since January 1, 2002, as required by Resolution M.D. No. 3/2002 of the Professional Council in Economic Sciences of the City of Buenos Aires. Had such Resolution been applied, (a) the Company's shareholders' equity as of March 31, 2002, and the loss for the three-month period then ended would have increased by about 610 million and 291 million, respectively, and (b) all account balances as of March 31, 2001, presented for comparative purposes would have been restated to recognize the effects of the variances in the purchasing power of the Argentine peso for the period January through March 2002.

Based on our review, except for the effect of such adjustments on the financial statements as of March 31, 2002, if any, as might have been required had there been no limitation in the scope of our work described in the fifth paragraph, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements for them to be in conformity with the Business Association Law, the pertinent regulations of the National Securities Commission and, additionally, except for the nonrecognition of the effects of variances in the purchasing power of the Argentine peso mentioned in the prior paragraph, with generally accepted accounting principles applicable to consolidated financial statements in Argentina.

Buenos Aires, Argentina
May 10, 2002

PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol.1 - F°8

DANIEL G.MINENNA
Partner
C.P.A. Buenos Aires University
C.P.C.E.C.F. Vol.175 - F°221

PECOM ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH, 31 2002 AND 2001

(Stated in millions of Argentine Pesos - See Note 2.c)

	2002	2001
Net Sales	571	380
Costs of Sales (Note 19.b)	(375)	(265)
Gross profit	196	115
Administrative and selling expenses (Note 19.d)	(72)	(52)
Exploration expenses (Note 19.d)	(5)	(5)
Equity in operating earnings of affiliates (Note 8.b)	42	53
Other operating income, net (Note 13.c)	7	5
Operating income	168	116
Other income, net (Note 13.d)	50	116
Equity in non-operating earnings of affiliates (Note 8.c)	(568)	(32)
Financial income (expense) and holding gains (losses) (Note 10)	(273)	(42)
(Loss) income before income tax and minority interest in subsidiaries	(623)	158
Income tax provision	(23)	(4)
Minority interest in subsidiaries	(10)	-
Net (loss) income	(656)	154

The accompanying notes are an integral part of these consolidated financial statements.

PECOM ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2002 AND 2001

(Stated in millions of Argentine Pesos - See Note 2.c)

	2002	2001
CURRENT ASSETS		
Cash	106	23
Investments (Note 8.a)	586	299
Trade receivables	711	403
Other receivables (Note 13.a)	595	304
Inventories (Note 7)	281	206
Total current assets	2,279	1,235
NONCURRENT ASSETS		
Trade receivables	14	4
Other receivables (Note 13.a)	70	75
Inventories (Note 7)	88	95
Investments (Note 8.a)	1,057	1,169
Property, plant & equipment (Note 19.a)	6,620	3,296
Other assets	9	7
Total noncurrent assets	7,858	4,646
Total assets	10,137	5,881
CURRENT LIABILITIES		
Accounts payable	600	239
Short-term debt (Note 10)	2,781	800
Payroll and social security taxes	53	36
Taxes payable	46	94
Other liabilities (Note 13.b)	333	78
Total current liabilities	3,813	1,247
NONCURRENT LIABILITIES		
Accounts payable	2	1
Long-term debt (Note 10)	3,879	1,525
Other liabilities (Note 13.b)	224	133
Reserves (Note 11.f)	19	25
Total noncurrent liabilities	4,124	1,684
Total liabilities	7,937	2,931
MINORITY INTEREST IN SUBSIDIARIES	39	19
SHAREHOLDERS' EQUITY (per respective statements)	2,161	2,931
	10,137	5,881

The accompanying notes are an integral part of these consolidated financial statements.

PECOM ENERGIA S.A. AND SUBSIDIARIES
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2001
(Stated in millions of Argentine pesos - See Note 2.c)

	2002					2001
	Capital stock		Retained earnings			
	Capital stock	Additional paid-in capital on sales of own stock (a)	Legal reserve	Unappropriated retained earnings	Total	Total
Balance at beginning of the year	779	26	156	1,856	2,817	2,777
Net (loss) income of the period	-	-	-	(656)	(656)	154
Balance at end of the period	779	26	156	1,200	2,161	2,931

(a) See Note 4.i).

The accompanying notes are integral part of these consolidated financial statments.

PECOM ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (a)
FOR THE THREE-MONTH PERIODS ENDED MARCH, 31 2002 AND 2001
(Stated in millions of Argentine Pesos - See Note 2.c)

	2002	2001
Cash provided by (used in) operating activities:		
Net (loss) income	(656)	154
Reconciliation to net cash provided by (used in) operating activities:		
Minority interest in subsidiaries	10	-
Equity in operating earnings of affiliates	(42)	(53)
Equity in non-operating earnings of affiliates	568	32
Income on current investment other than cash and cash equivalents	(17)	(1)
Financial (income) expense, net	355	-
Dividends collected (Note 8.d)	-	13
Depreciation of property, plant & equipment	140	69
Amortization of other assets	1	1
Income from sale of Pecom Agra S.A.	(57)	-
Income from assets exchange	-	(114)
Reserves	(1)	1
Others	(19)	5
Changes in assets and liabilities:		
Trade receivables	(317)	9
Other receivables	(150)	(38)
Inventories	(109)	(28)
Accounts payable	276	(24)
Payroll and social security taxes	18	3
Taxes payable	14	29
Other liabilities	264	(3)
Interest payable	29	(10)
	307	45
Payments of derivative instruments	(237)	(55)
Net cash provided by (used in) operating activities	70	(10)
Cash used in investing activities:		
Net increase in investments other than cash and cash equivalents	(1)	(4)
Acquisition of property, plant & equipment and interest in other companies and oil and gas areas	(93)	(123)
Contributions and advances to unconsolidated affiliates	(17)	(20)
Return of dividends collected	(3)	-
Net cash used in investing activities	(114)	(147)
Cash (used in) provided by financing activities:		
Net (decrease) increase in short-term debt	(41)	168
Payments of long-term debt	(548)	(105)
Increase in long-term debt	61	135
Cash dividend paid	-	(1)
Net cash (used in) provided by financing activities	(528)	197
Devaluation effect on cash	670	-
Increase in cash	98	40
Cash and cash equivalents at beginning	572	257
Cash and cash equivalents at end	670	297

(a) Cash and cash equivalents include highly liquid, temporary cash investments with original maturity of three months or less when purchased.

The accompanying notes are an integral part of these consolidated financial statements.

PECOM ENERGIA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001
(Amounts stated in millions of Argentine pesos — see Note 2.c, unless otherwise indicated)

1. Pecom Energia's merger with Petrolera Patagónica S.A., Südelektra Argentina S.A. and Quintana Exploration Argentina S.A.

The Special Shareholders' Meetings of Pecom Energía S.A. ("the Company" or "Pecom Energía"), Petrolera Patagónica S.A., Südelektra Argentina S.A. and Quintana Exploration Argentina S.A, held on December 17, 2001, unanimously approved the merger agreement whereby the latter companies would be merged with and into Pecom Energía. The agreement fixed December 31, 2001, as the effective date of such merger for accounting purposes.

2. Basis of presentation

Pecom Energía's consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina ("Argentine GAAP"), and the regulations of the National Securities Commission ("Comisión Nacional de Valores" or "CNV").

In accordance with generally accepted accounting principles and current legislation in Argentina, the presentation of the parent company's individual financial statements is required. Consolidated financial statements need only be included as supplementary information. For the purpose of these statements, individual financial statements have been omitted since they are not required by the Securities and Exchange Commission of the United States of America ("SEC").

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

On December 21, 2001, the Professional Council in Economic Sciences of the City of Buenos Aires ("CPCECABA") approved new accounting standards - Technical Resolutions Nos. 16 to 19 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), with certain changes - that amend those currently effective regarding assets and liabilities valuation methods, the treatment of issues not included before, and new disclosure requirements to prepare financial statements. These standards are effective for fiscal years beginning on and after July 1, 2002.

Among other issues, the new accounting standards provide: (i) express prohibitions to capitalize certain deferred charges and transition standards for the accounting treatment of intangible assets booked under previous standards which do not qualify as such under new ones, (ii) the mandatory application of the deferred tax method as well as measuring deferred assets and liabilities balances on a discounted basis, (iii) changes in the frequency and methodology to compare assets with recoverable values, (iv) changes in capitalizing financial costs arising from third-party capital to assets with prolonged production or construction processes, and (v) using discounted values to measure certain receivables and payables. Applying the new accounting standards may affect prior periods income.

The effects of applying the new standards on the Company's financial statements had not been assessed as of the issuance date of these financial statements.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 4 of the FACPCE, Pecom Energía has consolidated line by line its balance sheets as of March 31, 2002 and 2001, and its statements of income and cash flows for the three month periods then ended, with the financial statements of the companies in which it holds more than 50% of the voting interest.

All significant intercompany accounts and transactions have been eliminated in consolidation. The participation of minority shareholders in subsidiaries has been given effect in the consolidated statements under minority interest.

Once the Company has ceased to have a controlling interest in a company, it modifies the comparative financial statements retroactively, deconsolidating the investment and accounting for it by the equity method.

The data reflecting subsidiaries and affiliates is disclosed in Note 19.e).

b) Financial statements used for consolidation

For consolidation purposes, the Company has used special financial statements of the subsidiaries as of March 31, 2002 and 2001 adapted to the reporting period of the parent company. The financial statements of subsidiaries have been prepared or adapted to accounting policies consistent with those applied by the Company to prepare its own financial statements.

c) Restatement in constant money

The consolidated financial statements recognize the effect of variances in the purchasing power of Argentine peso on a comprehensive basis through August 31, 1995, by applying the restatement method in constant pesos instituted by Technical Resolution No. 6 of the FACPCE. Pursuant to General Resolution No. 272 of the CNV, as from September 1, 1995, the Company has discontinued the application of this method, maintaining the restatements recorded up to that date. This criterion has been accepted by professional accounting standards through December 31, 2001.

Taking into account the existence of a new inflationary context (the increase in the rate applicable for restating financial statements was 32% in the period January through March 2002) and the conditions created by the new system established by the Public Emergency and Exchange System Reform Law, which are described in more detail in note 17, on March 6, 2002, the CPCECABA approved Resolution M.D. No. 3/2002, that provides, among other aspects, the reinstatement of the inflation accounting in the fiscal years or interim periods ended on and after March 31, 2002, and accepts that the accounting basis restated as a result of the change in the purchasing power of the Argentine peso until the discontinuance of the inflation accounting, as well as transactions with original date in the stability period, be considered as restated as of December 31, 2001.

The restatement in constant pesos method should be applied to the accounting cost values immediately preceding the capitalization of the exchange differences mentioned in note 4.k), which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

The Company should apply the standards set by Resolution M.D. No. 3/2002 of the CPCECABA once approved by the CNV. Had such Resolution been applied, (a) the Company's shareholders' equity as of March 31, 2002, and the loss for the three-month period then ended would have increased by about 610 and 291, respectively, and (b) all account balances as of March 31, 2001, presented for comparative purposes would have been restated to recognize the effects of variances in the purchasing power of the Argentine peso for the period January through March 2002.

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The Company's direct interests in oil and gas involve exploration and production joint ventures and have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements. Foreign branches have been fully consolidated.

e) Foreign currency translation:

The Company applies the "Convert-Adjust" method provided for in Technical Resolution No. 13 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.

Firstly, foreign transactions are remeasured into US dollars since such is the functional currency for such transactions as follows:

- Assets and liabilities stated at current values were converted at the closing exchange rates.
- Assets and liabilities and revenues and expenses measured at cost, were converted at the historical exchange rates.

Once the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

- Assets and liabilities are translated by using a current rate.
- Revenues and expenses are translated at historical exchange rates.

Gain (loss) from remeasurement as well as translation is charged to income in the "Financial income (expense) and holding gains (losses)" account.

3. Hedging and other derivatives

The Company uses various derivative financial instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designated as hedging specific exposures, highly correlated to the risk exposure in question and highly effective in offsetting changes in cash flows inherent to the covered risk.

Therefore, gains or losses from the hedging instrument are recognized symmetrically with gains or losses from the hedged item. Thus, income or loss from derivative instruments agreed to hedge a special risk associated with a recognized asset or liability item are deferred and recorded when the gain or loss generated by the hedged position occurs. If the instrument is intended to hedge the effect of a future transaction, gains or losses are deferred and recognized as follows: (i) for the cases in which the hedged foreseen transaction will lead to recognize an asset or liability, the changes are included in the initial asset or liability measurement upon recognition of the asset or liability, and are recognized in income or loss to the extent the hedged item affects the income statement, (ii) for all other foreseen transactions, the changes are recognized in income or loss for the year in which the hedged items affect the income statement. When it is determined that the transaction originally forecasted will not take place, income or loss deferred is recognized in the period in which such determination takes place. Premiums paid are booked as assets and are amortized over the term of the option.

The use of derivative financial instruments exposes the Company to credit risk, which is mitigated by having as counterparties in the transactions entities with an international credit rating higher than "A" granted by Standard & Poor's or "A2" by Moody's Investors Service. In addition, the Company uses strict policies for the approval of lines of credit, applies several procedures to evaluate these risks and seeks to reduce this credit exposure by means of the use of certain tools, such as anticipated collections or payments agreements for such operations and the offsetting of collections and payments.

The main operations are as follows:

a) Hedge of produced crude oil price

The Company, as a producer of crude oil, is exposed to the related price-fluctuation risk. In such conditions, the Company uses various derivative financial instruments to mitigate such risk. These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sale price in the market.

As of March 31, 2002, the Company and its subsidiaries have oil hedge agreements for year 2002, where hedging prices and volumes vary according to WTI price. The hedging volume is about 45,500bbl/d for WTI prices below 15US$/bbl, the hedging price amounts to about 17.22US$/bbl. For prices equal to or above 15 US$/bbl and below or equal to 23US$/bbl, the hedging price is about 18.55US$/bbl. For WTI prices above 23 US$/bbl, the hedging price increases by US$ 0.49 per each US$ 1 increased over WTI. The premiums paid were distributed among each hedging price.

For year 2003, hedging structure is more flexible. For WTI prices below 20US$/bbl, the hedging price is 18.93US$/bbl and the hedging volume amounts to 50,000 bbl/d. For WTI prices equal to or above 20US$/bbl and below 21US$/bbl, the hedging price is 17.87US$/bbl and the hedging volume decreases to 25,000 bbl/d. For WTI prices equal to or above 21US$/bbl and equal to or below 27US$/bbl, coverage is not applicable. For WTI prices above 27US$/bbl, the hedging volume increases to 35,000 bbl/d and the hedging price is 24.4US$/bbl. The premiums paid were distributed among each reported price. Additionally, there are options with a contingent premium whose value depends on the WTI price. The value of such premiums payable varies from 0 to US$7 million for WTI prices among 20US$/bbl and 27US$/bbl, respectively. For WTI prices equal to or below 20US$/bbl, the contingent premium is zero.

For the period from January 2003 through December 2005, the Company and its subsidiaries carry sold options for an approximate volume of 21.9 million barrels (an average of 20,000 bbl/d) at an average exercise price of 19.7US$/bbl.

The portion of hedging instruments accrued in the periods ended March 31, 2002, and 2001, represented increased stock in the amount of 4 in both periods and decreased sales in the amount of 29 and 48, respectively.

The unpaid accrued portion of hedging instruments used by Pecom Energía and its subsidiaries, as of March 31, 2002, is 6. In addition, the fair value of the beforementioned contracts would represent a credit available to counterparties in the amount of 444. To that effect, as of March 31, 2002, the Company had derivative anticipated payments for 237 and, additionally, stand-by credit letters available to counterparties totaling 142. This does not amount to a definite liability for Pecom Energía and it does not necessarily constitute an indicator of future expense. The assessment of the effects of these positions should include the hedged exposure, since any possible change in its value would be offset by the appropriate appreciation of the hedged risk.

b) Hedge of crude oil purchases for refining

The Company, in its operation in refining segment, uses a variety of derivative financial instruments to reduce the impact of potential price changes on crude oil purchases.

The gains (losses) arising from the use of these instruments to hedge crude oil purchases are accounted for as appropriate, as a higher or lower cost of inventory purchases with the subsequent effect on the cost of sales.

As of March 31, 2002, the Company sold options at an average exercise price of 16.4US$/bbl that, if exercised by the counterparties, will give rise to the obligation to purchase, at the exercise prices agreed, a volume of 2,000 bbl/d in 2002.

Hedging agreements effective during the three-month periods ended March 31, 2002, and 2001, did not generate any income (loss).

c) Hedge of interest rates and foreign exchange rates

The Company uses several derivative financial instruments to reduce certain exposures related to the volatility of interest rates and to changes in foreign exchange rates, other than US dollars.

As of March 31, 2002, the hedging instruments were as follows:

- Agreement for the purpose of hedging Class C notes exposed to fluctuations in the LIBOR rate, fixes the rate at 7.93% per annum.

- Cross currency interest rate swap, in order to have protection with respect to interest rate and foreign exchange rate of debt in yens, converting such debt into US dollars at a rate of 113.94 yens per US dollar with a floating interest rate (LIBOR), for a face value of 90, and with a fixed interest rate of 7.5%, for a face value of 20.

- Hedging instruments for foreign exchange rate risk relative to prefinancing of exports in yens, at a rate of 120 yens per US dollar, for a face value of 5.

- Hedging instruments for foreign exchange rate risk relative to debt in bolivares at a rate of 841 bolivares per US dollar, for a face value of 26.

4. Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements have been as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each period, including accrued interest, if applicable. The summary of accounts denominated in foreign currency is disclosed in Note 19.c.

b) Inventories:

Crude oil stock: at reproduction cost, including gain (loss) from hedging instruments.

Materials: of high-turnover, at replacement cost; low-turnover materials of minor significance, at the last purchase price.

Work in progress and finished products relating to refining, petrochemical and electricity activities: at replacement or reproduction cost, as applicable.

Timber: at current values, recognizing organic growth. The valuation of the natural growth of plantations was made taking into account the following stages:

· 1st Stage-Young plantings: valued at incurred cost, increased by an annual growth rate determined on the basis of the historical average growth of the Company's plantations.

· 2nd Stage-Mature plantings: valued separately, at market price less a 10% profit margin and the related felling, loading, freight and other related costs.

Forestry products: at replacement or reproduction cost, as applicable.

Farming products: a) seeding: at production cost.
b) livestock and cereals: at net realizable value.

The carrying amount of these assets does not exceed their recoverable value.

Timber and livestock that need more than one year from the date of the balance sheet to reach commercial status have been classified as non-current inventories.

c) Investments:

Listed shares and government securities:

- Available for sale: at market value at the end of each period, less the estimated selling expenses. Any gain or loss due to market fluctuations is reflected currently in income.

- Held to maturity: at original value increased based on its internal rate of return at acquisition. Interest gain is credited to income on accrual basis. As of March 31, 2002, the market value of these securities amounted to 3 and their book value amounted to 9.

Under the government-securities voluntary conversion system provided by Federal Executive Decree No. 1387/01, the Company volunteered to swap provincial and federal government securities for secured loans for a carrying value of 5 and a market value of 2. Such decree established that national and provincial debt in the form of government securities could be voluntarily converted into loans or federal bonds guaranteed by tax collections. Should the Argentine Government not settle such securities duly and timely, creditors may offset unpaid balances against the tax obligations arising from the taxes used as a guarantee. As of the issuance date of these financial statements, the formalities of the conversion process had not been officially established.

Federal Executive Decree No. 471/2002 established that federal, provincial, and municipal sectors debt in foreign currency, effective as of February 3, 2002, and only subject to Argentine law, would be converted into pesos at the Ps. 1.40 = US$ 1 exchange rate and adjusted by the benchmarck stabilization coefficient; in addition, such decree established a new interest rate as from such date.

Certificates of deposit, unlisted government securities and loans to affiliates: at face value plus accrued interest.

Investments in mutual funds: at the Company's interest on the funds net assets, valued at market prices at the end of each period.

Shares — Participation in affiliates:

By the equity method, following the procedure established by Technical Resolution No. 5 of the FACPCE. For the determination of the Company's equity in affiliates, the Company has used special financial statements from affiliates as of March 31, 2002 and 2001, or the best available financial information.

For the determination of the Company's equity in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the difference between acquisition cost and book value of affiliates at the time of the acquisition and the holding of preferred stock and dividends by the affiliates. Cash dividends from affiliates approved by shareholders' meetings held prior to the date of issuance of these financial statements, which are placed at the shareholders' disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments. Equity in earnings of affiliates related to financial income (expense) and holding gains (losses) and income tax, as well as those related to events or transactions entered into as part of the normal course of business, although unusual in nature, are excluded from the determination of operating income and are disclosed as "Equity in non-operating earnings of affiliates".

At the effectiveness of Law No. 25,063, dividends in cash and in-kind received by the Company for its investments in other companies in excess of the accumulated taxable income held by them upon its distribution will be subject to a 35% withholding income tax as sole and final payment.

As of March 31, 2002, the Company has not booked a charge for this tax because it estimates that dividends arising from equity method investees will not exceed taxable income.

The Company follows the policy of providing allowances for losses on its investments whenever recoverability becomes doubtful.

Shares — Other:

Perez Companc S.A.'s shares, acquired for the purpose of hedging mentioned in Note 14.b), at their listed price on the reference market at the end of the period.

Other shares, at acquisition cost or recoverable value, whichever is lower.

d) Property, plant & equipment:

At acquisition cost less related accumulated depreciation.

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities.

Exploration costs, excluding the costs of exploratory wells, are charged to expenses as incurred. Drilling costs of exploratory wells, including stratigraphic test wells, are capitalized pending determination of whether proved reserves exist which justify commercial development. If such reserves are not found, the drilling costs are charged to exploratory expense of the year. Drilling costs of productive wells and of dry holes drilled for development of oil and gas reserves are capitalized.

The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the unit of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves, as estimated by the Company. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Mining property related to unproved reserves has been valued at cost and its recoverability is assessed from time to time on the base of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Estimated future restoration and abandonment costs are taken into account in determining amortization and depreciation rates, according to the units of production method.

The Company estimates its reserves at least once a year. Total oil and gas reserves as of December 31, 2001 and 2000, were audited by Gaffney, Cline & Associates Inc., independent international technical and management advisors.

Oil and gas producing properties are regularly assessed for possible impairment on a field-by-field basis. The Company reviews its long-lived assets periodically or on an exception basis, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. In these cases, the Company compares expected undiscounted future cash flows at a producing field level to the capitalized cost of the asset net of depreciation. If the future undiscounted cash flows, based on market estimates of future crude oil and natural gas prices (including the effect of any hedge contract on estimated future sales), operating costs, future development costs and anticipated production from proved reserves (developed and undeveloped), are lower than the capitalized cost net of depreciation, the capitalized cost is reduced to fair value. Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

The Company's remaining property, plant & equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during such process.

As stated in CNV General Resolution No. 398 (see note 4.k), the acquisition cost of property, plant & equipment located in Argentina includes the exchange differences from the foreign currency obligations which directly funded property, plant & equipment acquisitions. As of March 31, 2002, such assets included negative exchange differences net of depreciation in the amount of 205.

The carrying value of property, plant & equipment, taken as a whole, does not exceed its recoverable value.

e) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in the plant's (or some other production asset's) capacity and safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company's commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required. For oil and gas production properties, a provision is made through depreciation expenses for anticipated abandonment and restoration costs at the end of the property's useful life.

The Company records the gross amount of its liability based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company's own internal environmental policies.

f) Income tax, tax on minimum presumed income and royalties:

The Company and its subsidiaries accrue the income tax payable on unconsolidated basis, applying the effective statutory tax rate to the period´s taxable income without considering temporary differences between the accounting and taxable income.

The tax on minimum presumed income is supplementary to income tax, since while the latter is levied on the year's taxable income, the tax on minimum presumed income is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the tax on minimum presumed income exceed the tax based on income in any given year, such excess may be applied to reduce any excess of income tax over the tax on minimum presumed income in any of the ten succeeding years.

Within the framework of Law No. 25,414, the Competitiveness and Employment Generation Agreement for the Chemical and Petrochemical industry was approved by Decree No. 1436/2001. Under such agreement, the Company obtained a 50% relief from tax on minimum presumed income.

In the period ended March 31, 2002, the Company has not accrued income tax since a tax loss was estimated. However, and considering that the tax on minimum presumed income credit recoverability prospects were adversely affected by the significant devaluation of the peso and by the increased uncertainty of the current economic environment in Argentina, in the period ended March 31, 2002 the Company charged to income the tax on minimum presumed income accrual totaling 4 disclosed in the "Income tax provision" account.

For the operations in Argentina, Venezuela, Peru and Bolivia the income tax accrual was calculated at the tax rates of 35%, 34%, 30% and 25%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax and as from January 1, 2001, a 34% income tax is levied on the dividends paid by Venezuelan companies, in event of income in excess of taxable income.

As of March 31, 2002, the Company has a consolidated tax loss carryforward that, calculated at the effective rate, represents a contingent asset of approximately 732, that may be applied to offset future taxable income in the amount of 22, 20 and 24 up to 2002, 2003 and 2004, respectively, and 666 beyond 2004.

Law No. 25,239 and its Administrative Order No. 1,037/2000 amended income tax law to establish, among other things, that shareholders residing in Argentina of companies organized or operating in countries with low or no-taxation with non-operating income exceeding 50% of net income, are to book accrued passive income such as interest, dividends, royalties, rents or other similar passive income to the fiscal year, although the income was not remitted or credited to any account. The Law and Administrative Order also establish that such companies shall not generate Argentine tax credits for the tax paid abroad.

Royalties are paid in Argentina, Peru and Bolivia for the production of crude oil and for effectively used volumes of natural gas. Those royalties are 12%, 22.5% and from 40% to 60%, respectively, of the wellhead estimated price for oil and gas. The wellhead price represents the final sales price less treatment, storage and transportation costs. Royalties are charged to production costs in the Oil and gas royalties account (See Note 19.d).

As regards the Pichi Picún Leufú Hydroelectric Complex, as provided in the concession agreement, the Company will pay the provinces of Neuquén and Río Negro, as from August 2003, hydroelectric royalties of 1% increasing at a rate of 1% per annum up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a license fee payable monthly to the Federal Government for the use of the power source equivalent to the 0.5% of the same amount base for hydroelectric royalty calculation.

g) Contingencies:

Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company's management based on the opinion of the Company's legal counsel and the available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company's business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount can be estimated, liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but it cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

However, in some instances in which disclosure is not otherwise required, the Company may disclose contingent liabilities of an unusual nature which, in the judgment of management, may be of interest to the users of the financial statements.

Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 11.

h) Minority interest in subsidiaries:

Minority interest in the consolidated balance sheets and in the consolidated statements of income and cash flows reflects the minority owners' share of shareholders' equity, results of operations and capital transactions, respectively, in subsidiaries.

i) Additional paid-in capital on sales of own stock:

The additional paid-in capital on sales of own stock, disclosed in the statement of changes in shareholders' equity, represents the difference between the selling price and the respective acquisition cost of Company's shares.

j) Revenue recognition:

Revenues are recognized when products are shipped or services are rendered and the risk of loss has been transferred to the customer.

k) Financial income (expense) and holding gains (losses):

The Financial income (expense) and holding gains (losses) account discloses the following items, as detailed in Note 10:

- Nominal interest income and expenses.
- Nominal exchange differences.
- Gain (loss) from remeasurement and translation of transactions in foreign countries.
- Holding gains (losses) on revaluation of inventories at replacement cost.
- Income (loss) from differences in the market value of temporary investment in securities.

CNV General Resolution No. 398 allows, as an exceptional treatment, the one provided for in Resolution M.D. No. 3/2002 of the CPCECABA, whereby the exchange differences originated as from January 6, 2002, from liabilities in foreign currency existing as of such date directly related to the acquisition, construction, or production of property, plant & equipment, intangibles, and long-term investments in other companies organized in the country should be allocated at the cost values of such assets with a number of conditions established in such professional standard. Direct financing shall mean that granted by the supplier of the goods, billed in foreign currency, or that obtained from financial institutions for identical purposes. In the cases in which there is an indirect relation between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be allocated, under certain conditions, to the cost values of such assets. The Company has adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing.

As indicated above, during the three-month period ended March 31, 2002, the Company capitalized in property, plant & equipment cost exchange differences in the amount of 208, the net book value of which is 205. In addition, it capitalized 158 on such account from the interest in affiliates with a 155 net book value.

Had the financial statements been restated as mentioned in note 2.c), such capitalized exchange differences would have been fully absorbed by the inflation accounting. Furthermore, exchange differences capitalized in the interest the company holds in its affiliates would be reduced to 117.

5. Oil and gas areas and participation in joint ventures

As of March 31, 2002, the Company and its subsidiaries were part of the oil and gas consortiums, joint-ventures and areas indicated in Note 19.f). As of that date, the aggregate joint ventures and consortia assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income, respectively, utilizing the proportionate consolidation method are disclosed in Note 19.g).

The production areas in Argentina and Peru indicated in Note 19.f) are operated pursuant to concession production agreements with free crude oil availability. Those related to Venezuela are exploitation service agreements, in which Petróleos de Venezuela S.A. ("PDVSA") owns all the oil and gas produced and is responsible for the payment of all royalties and taxes related to the production and will receive, upon expiration of the agreement term, the exclusive ownership of all operating facilities, property and equipment used by the joint ventures to perform the activities under the agreement. In Bolivia it is a shared-risk contract signed with Yacimientos Petrolíferos Fiscales Bolivianos ("YPFB") with free production availability.

The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

As regards the Oritupano-Leona area, in Venezuela, the joint venture awarded the area receives a variable operation fee based on production volumes, which amounts to US$5.15 per barrel as of March 31, 2002, plus a capital fee for reimbursement of certain exploration and development investments. Under the terms of the service agreement executed with PDVSA, the total amount to be paid may not exceed approximately US$19.02 per barrel, variable according to a basket of oil market prices.

In relation to the Mata, Acema and La Concepción fields, also in Venezuela, the joint ventures awarded the areas will be paid a fee for the operation services rendered, which will cover the investments and production costs plus a gross profit. The fee has a fixed component related to contractual baseline production and a variable component related to the incremental production, that will cover investments and production costs plus a gross profit up to a maximum tied to a basket of international oil prices.

Assets exchange

In February 2001, the Company concluded an asset exchange, which had economic effects as from January 1, 2001, including the conveyance to the Company of interests in the Santa Cruz I (30%) and Santa Cruz II (62.2%) joint ventures. In exchange, the Company and its subsidiary, Perez Companc International S.A., conveyed their 50% interest in the Manantiales Behr and Restinga Alí areas, together with the 40.5% holding in Andina Corporation, holder of 50% of Empresa Petrolera Andina S.A. (Bolivia). In May 2001, the Federal Anti-trust Board approved such exchange. This transaction generated an income of 114.

Tinaco exploration block award

In June 2001, within the framework of the bidding process for gas areas called by the Government of Venezuela, the Company was awarded, through its subsidiary Perez Companc de Venezuela S.A., Tinaco exploration block. Such block is adjacent to San Carlos block. The offer submitted includes a 200-kilometer 2D seismic study within a period of four years. Should the commercial development of the area be obtained, royalties of 23.21% will be paid.

Acquisition of the interest in Block 18

In June 2001, the Company acquired 100% interest in Ecuadortlc S.A., the company which owns 70% of Block 18. Such block is an exploration area located in the northeast of Ecuador, which has a significant light crude oil potential. Currently, the block is in the exploration stage, which ends August 2002. The initial concession period for Block 18 will last twenty years as from the approval of the Development Plan by Ecuador's Energy and Mining Department. The price of the stock has been temporarily set at US$52 million and will be adjusted according to the royalty percentage to be established by Petroecuador for future exploitation of the area.

Investment commitments

The Company operates oil and gas areas under several contractual arrangements that provide for minimum investment commitments for exploration and development of oil and gas fields. Total commitments as of March 31, 2002, are approximately 27 through 2005.

6. Credit risk

The Company provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electric power generation companies, retail customers, natural gas distributors, electric power large users and power distribution companies, among others.

Sales for the period ended March 31, 2002, were made mainly to Petróleos de Venezuela S.A., Petrobras, Repsol-YPF Trading y Transporte S.A. and Petroperú Petróleos del Perú S.A., and represented about 19%, 9%, 7% and 7%, respectively, of sales for such period, before computing any gain (loss) from hedging transactions.

Sales for the period ended March 31, 2001, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del Perú S.A, Petrobras and YPFB, and represented about 13%, 7%, 6%, and 2%, respectively, of sales for such period, before computing any gain (loss) from hedging transactions.

As a result of the business of the Company and sale locations, the portfolio of receivables is well diversified, and such diversification makes the credit risk moderate. Thus, the Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

7. Inventories

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
Crude oil stock	23	-	34	-
Materials	116	2	48	1
Farming and forestry products	18	12	18	13
Timber	6	74	2	81
Work in progress and finished products - electricity	9	-	11	-
Work in progress and finished products - refining and petrochemical	100	-	90	-
Prepayments to vendors	8	-	3	-
Other	4	-	2	-
Reserve for materials' obsolescence	(3)	-	(2)	-
	281	88	206	95

8. Investments, equity in earnings of affiliates and dividends collected from affiliates

The breakdown of current and noncurrent investments, the equity in earnings of affiliates and dividends collected from affiliates as of March 31, 2002 and 2001 and for the periods then ended, are as follows:

a. Investments

	2002		2001
	Cost	Book value	Book value
Current Investments			
Government securities	30	31	8
Certificates of deposit	49	49	206
Mutual funds	431	431	67
Loans to unconsolidated affiliates (Note 15)	19	19	17
Other	56	56	1
	585	586	299

	2002				2001
	Description of securities				
Name and issuer	Face value	Amount	Cost	Book Value	Book Value
Noncurrent Investments					
Government securities	-	-	43	44	10
Shares - Perez Companc S.A. (1)	$ 1	9,483,623	15	24	15
Loans to unconsolidated affiliates (Note 15)	-	-	88	88	34
Loans	-	-	194	194	48
Equity in affiliates					
Petrolera Perez Companc S.A.	$ 1	96,050	1	21	18
Distrilec Inversora S.A.	$ 1	241,341,830	313	227	328
Pecom Agra S.A. (3)	-	-	-	-	20
Refinería del Norte S.A.	$ 10	2,610,809	29	15	36
Cia. de Inversiones de Energía S.A (2)	$ 1	129,429,046	273	-	253
Oleoductos del Valle S.A.	$ 10	2,542,716	28	33	36
Petroquímica Cuyo S.A.	$ 0.083	240,000,000	20	9	20
Yacylec S.A.	$ 0.1	100,000,000	11	10	12
Citelec S.A. (2) (3)	$ 1	73,154,437	146	-	116
Cerro Vanguardia S.A.	$ 0.1	6,035,625	44	92	46
Terminales Marítimas Patagónicas S.A.	-	-	-	-	5
Inversora Mata S.A.	Bs 1,000	490	71	95	24
Coroil S.A.	Bs 1,000	490	54	67	19
Empresa Boliviana de Refinación S.A.	$BL 1,000	109,440	54	64	21
Transportadora de Gas del Sur S.A. (2)	$ 1	39,527,875	49	-	66
Enron de Inversiones de Energía S.C.A. (2)	$ 1	18,882,578	28	-	32
Oleoducto de Crudo Pesados Ltd	US$ 0.01	31,500	52	58	9
Hidroneuquén S.A. (3)	$ 10	25,744,097	16	13	-
Other	-	-	2	3	1
			1,531	1,057	1,169

(1) See Note 14.b.
(2) See Note 8.V.
(3) See Note 8.IV.

b. Equity in operating earnings of affiliates

	2002	2001
Cerro Vanguardia	18	2
Cia. de Inversiones de Energia S.A.	-	20
Citelec S.A.	-	6
Distrilec Inversora S.A.	10	13
Enron de Inversiones de Energia S.C.A.	-	1
Oleductos del Valle S.A.	2	3
Pecom Agra S.A.	-	(1)
Petrolera Perez Companc S.A.	4	2
Refinería del Norte S.A.	4	1
Transportadora de Gas del Sur S.A.	-	4
Yacylec S.A.	1	1
Hidroneuquén S.A.	1	-
Other	2	1
	42	53

c. Equity in non-operating earnings of affiliates

	2002	2001
Cerro Vangaurdia S.A.	20	(2)
Cia. de Inversiones de Energía S.A.	(186)	(15)
Citelec S.A.	(159)	(4)
Distrilec Inversora S.A.	(112)	(6)
Empresa Boliviana de Refinación S.A.	(3)	-
Enron de Inversiones de Energía S.C.A.	(26)	-
Hidroneuquén S.A.	(3)	-
Oleoductos del Valle S.A.	(1)	(1)
Petrolera Perez Companc S.A.	-	(1)
Petroquímica Cuyo S.A.	(14)	-
Refinería del Norte S.A.	(26)	-
Transportadora de Gas del Sur S.A.	(54)	(2)
Yacylec S.A.	(4)	-
Other	-	(1)
	(568)	(32)

d. Dividends collected from affiliates

	2001
Distrilec Inversora S.A.	7
Transportadora de Gas del Sur S.A.	3
Yacylec S.A.	1
Other	2
	13

I. Interests in unconsolidated affiliates with transfer restrictions:

a) Distrilec Inversora S.A. ("Distrilec"):

Distrilec is able to change its equity interest and sell its shares of Edesur S.A. ("Edesur") only with the approval of the ENRE (Federal Power Regulation Authority).

b) Cía. de Inversiones de Energía S.A. ("CIESA"):

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. ("TGS"), may not sell over 49% of their shareholdings without the prior authorization of the regulatory agency.

c) Compañía Inversora en Transmisión Eléctrica Citelec S.A. ("Citelec"):

In its capacity as a shareholder of Citelec, the Company may not modify or sell its equity interest in the aforesaid company in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.

Citelec is not permitted to modify its 65% equity interest in Compañía de Transporte de Energía en Alta Tensión Transener S.A. ("Transener") nor sell its Class "A" shares representing 51% of Transener's capital stock, without prior approval by the ENRE.

In addition, prior to August 2002, Transener may not modify or sell its shareholding in Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A. After that date, prior approval by the ENRE will be required.

d) Yacylec S.A. ("Yacylec"):

Yacylec's shareholders may only sell fully or partially their Class B shares, after the first secured transaction terminates on such shares given in collateral for loans taken by Yacylec from the International Finance Corporation of US$ 7 million and from Banco Exterior de España S.A. and Banco de Crédito Italiano of US$ 4 million each of them, in any cases with prior authorization of the ENRE.

e) Cerro Vanguardia S.A. ("Cerro Vanguardia"):

The shares of Cerro Vanguardia are pledged to secure the syndicated loan agreement between such company and a syndicate of financial institutions led by The Chase Manhattan Bank in the amount of US$ 135 million, which was entered into to finance the construction of the mineral benefits plant, infrastructure investments and operating expenses.

Under the terms of the syndicated loan, until the obligation is fully repaid, the Company and the Anglo Gold Group agree to keep (either individually or collectively) a direct or indirect share in the capital stock of Cerro Vanguardia of at least 51% and the Anglo Gold Group undertakes to keep at least a 25.5% equity interest in Cerro Vanguardia.

II. *Enecor S.A.*

Enecor S.A.'s shareholders are precluded from changing or selling the majority shareholding (Class "A" shares) until June 2003. During such period, only the Class "B" shares may be sold, in part or in full. Any share transfer requires prior approval by the ENRE.

III. *Interest in Oleoducto de Crudos Pesados Ltd. ("OCP") in Ecuador*

Through its subsidiary Perez Companc International S.A., the Company became shareholder of OCP, a company organized to build and operate a heavy crude oil pipeline in Ecuador, holding a 15% interest. The pipeline, which operation might start in 2003, will have a transportation capacity of 450,000 barrels per day. As to the future exploitation of Block 31, the Company has entered into an agreement with OCP for the transportation of 80,000 oil barrels per day.

IV. *Assets exchange*

The Regular Shareholders' Meeting held on April 3, 2002, approved an agreement with economic effects as from January 1, 2002, whereby:

i) Pecom Energía sold to IRHE (Argentine Branch) and GENTISUR S.A. (a company wholly owned by IRHE) its 50% equity interest in Pecom Agra S.A. in the amount of US$ 30 million.

ii) IRHE (Argentine Branch) and GENTISUR S.A. transfered to Pecom Energía:
- 0.75% interest in the Puesto Hernández joint venture in the amount of US$ 4.5 million;
- 7.5% interest in Citelec, parent of Transener S.A., in the amount of US$ 15 million;
- 9.187% interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Águila S.A stock, in the amount of US$ 5.5 million.

The remaining balance, US$ 5 million, was settled through a document maturing in October 2002, which accrues interest at six-month LIBOR plus annual 3% spread.

V. *Situation of the interests in CIESA, TGS, Transener, Citelec, and Enron de Inversiones de Energía S.C.A ("Edidesca") in the light of the new economic framework*

The new environment resulting from the enactment of Public Emergency and Exchange System Reform Law entailed a deep change in the financial and economic position of utilities. Particularly, TGS's and Transener's businesses and those of the parent companies, CIESA, Edidesca, and Citelec were affected by:

i) Rates de-dollarization and concession agreement renegotiation:

Under Public Emergency and Exchange System Reform Law, the utility rates which had been previously defined in US dollars were de-dollarized at the Ps. 1 = US$ 1 exchange rate and all indexation mechanisms were eliminated. In addition, the Ministry of Economy was charged with renegotiating the concession agreements considering the following criteria: (i) the impact of the rates on the competitiveness of the economy and earnings distribution; (ii) the quality of the services and the investment plans when they had been provided for in the agreement; (iii) users' interest and service accessibility; (iv) systems safety; (v) profitability of utility companies.

ii) Major devaluation of the peso:

Convertibility Law was repealed and the subsequent devaluations have adversely affected the financial and economic position of TGS and Transener and of the related parent companies, CIESA and Citelec, considering the material liabilities in foreign currency they carry.

As of March 31, 2002, as admitted by Argentine professional accounting standards as an exception method, CIESA, TGS and Citelec capitalized negative exchange differences resulting from specific ("direct") and indirect financing in the amounts of 440, 1,476, and 613, respectively, to the cost of certain assets. After considering such effects, the shareholders' equity of CIESA, TGS and Citelec totaled 89, 587, and 296, respectively.

However, if the capitalization method used by the Company consisting in capitalizing only the negative exchange differences from direct financing charging the rest to income for the period were applied, the Company's interest in CIESA, TGS, Edidesca and Citelec would have represented a negative value in the amount of (368), (45), (22) and (60), respectively.

Considering the negative value obtained by the equity method, since the Company did not assume any capital contribution commitment and considering the situations mentioned above, as of March 31, 2002, the Company valued its interests in CIESA, TGS, Edidesca and Citelec as nil. Thus, it will not book any income (loss) from such interests until the negative equity investments are reverted.

iii) Default in financial obligations:

The significance of the devaluation impact, in a context of fixed earnings resulting from rate de-dollarization affected compliance with certain provisions of the loan agreements and severely conditioning the financial ability to meet the obligations. In this sense:

- CIESA did not pay the last principal and interest installment related to the corporate bonds issued in the amount of US$ 220 million which matured on April 22, 2002. CIESA has initiated negotiations to agree on an extension to meet such payment.
- In April 2002, Transener indicated that it has suspended the principal and interest payment of all its debt, appointing a financial advisor to assist it in developing a debt restructuring plan.

9. Pichi Picún Leufú Hydroelectric Complex ("the Complex")

The Company has a thirty-year concession for the generation of hydroelectric power in the Complex from August 1999.

To ensure completion of works within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25, to be taken out of a Unified Fund created by section 37 of Law No. 24,065. For the purpose of determining whether or not such amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market.

Such support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement such system, an Annual Monomial Support Price (AMSP) was set in the amounts of $/Kwh 0.021 and $/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, every year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during such year will be determined.

Owing to the depressed selling prices set for the energy generated by the Complex, and the prices estimated for the remaining term of the initial five-year period, and considering that the above support price system entails a profitability reassurance to make the investment practicable, as of March 31, 2002, the Company accrued an income of 9, 1 of which corresponds to the three-month period ended on said date.

Pecom Energía granted a bank guarantee in the amount of 25 to secure reimbursement of the amount received as described above, in the event that the concession granted to the Company has to be terminated for failure to comply with contractual duties.

10. Financing

The detail of debt as of March 31, 2002 and 2001, is as follows:

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
Financial Institutions	1,787	491	467	293
Investment agreement with IFC	67	202	11	59
Debt with IIC	-	-	2	-
Syndicated Loan	-	-	300	-
Notes	927	3,186	20	1,173
	2,781	3,879	800	1,525

Global Programs of nonconvertible notes

a) US$1.2 billion program

As of March 31, 2002, under the medium-term Global Program which date for the issuance of new notes expired in June 1998, the following classes of general unsecured notes were outstanding, ranking pari passu in right of payment with all other unsecured and unsubordinated obligations of the Company:

- Class D, for US$300 million, at a 9% fixed annual rate, payable in a single installment in January 2004.

- Class F, for US$400 million, at a price of 99.918%, with a 8.125% fixed annual rate payable in a single installment in July 2007.

b) US$1 billion program

The Regular Shareholders' Meeting held on April 8, 1998, approved the establishment of a global corporate bond program for up to US$1 billion equivalent of notes outstanding at any time (Negotiable Obligations under Argentine law). The program which will be in effect for 5 years allows for issuance

of notes which will have maturities of not less than 30 days, in any of a number of specified currencies, at a fixed interest rate, variable interest rate or zero coupon basis. Unless otherwise provided in the terms of the notes, the notes to be issued will rank pari passu in right of payment with all other unsecured and unsubordinated obligations of the Company. Subject to certain exemptions described in the Indenture, the Company shall not secure or give special guarantees over subsequent indebtedness, unless at the same time the notes under the Indenture are secured equally and ratably.

As of March 31, 2002, the following classes were outstanding under this program:

· Class B, for US$ 200 million, issued at a price of 99.301%, with a 9% fixed annual rate, payable in a single installment in May 2006.

· Class C, for US$ 220 million, with the last maturity in July 2005, which will be amortized quarterly as from 2004. Class C notes shall accrue interest at LIBOR plus 2.5% for the first year, 2.75% for the second year and 3% for the third and fourth years. As to this transaction, the Company arranged an interest rate swap, fixing the annual interest rate at 7.93% (see Note 3.c). Should the Argentine government impose restrictions on transfers of US dollars or render the Argentine currency unit non-convertible into US dollars, the Company is entitled to meet the payment obligations arising from this transaction by delivering oil or a combination of US dollars and oil, at the Company's choice. In the event of payment being made in oil, the volume delivered to the holders of the securities shall be priced at the WTI spot price at the time; the guaranteed minimum price for such oil is 15US$/bbl, and the volume shall not exceed 18.5 million barrels over the whole life of the agreement. Deutsche Bank AG London undertook, if such conditions were verified, to buy such oil while guaranteeing holders of the securities full repayment of the debt. In this connection, the Company executed a conditional call option that will trigger if and when the price of WTI drops below 15US$/bbl. As regards the Company's exposure to the price of WTI, the effect of the above is economically and financially neutral.

· Class D, for US$ 157 million, at LIBOR plus 3.50% annual rate, payable in a single installment in November 2002.

· Class E, for US$ 35 million, maturing on February 21, 2003, at a fixed rate of 6.75% per annum.

c) US$200 million program

As of March 31, 2002, under the global medium-term program issued originally by PASA, a serie for US$97 million is outstanding at a 7.875% fixed annual interest rate, payable in a single installment in August 2002.

The Company's Regular Shareholders' Meeting held on April 9, 2001, provided for the settlement of this program so that only the effective issue will be maintained.

The proceeds from all issuances outstanding as of March 31, 2002, were used to refinance liabilities, increase working capital, for capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

The obligations arising out of issuances outstanding as of March 31, 2002 and 2001, are disclosed net of the issuance discounts to be accrued. The deferred cost for such issuances are included in Prepaid expenses and interests within "Other receivables" account.

Financing of the Genelba Electric Power Generation Plant

The investment was partially financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. The loans may be prepaid at any time at the Company's option. As of March 31, 2002, the amounts outstanding from the financing of the plant were US$ 84 million, of which US$ 29 million is related to a contract which contains restrictive covenants, including restriction on selling or leasing more than 40% of the plant during the period in which the debt is outstanding.

Loan from International Finance Corporation ("IFC") to Innova S.A. ("Innova")

In October 1999, Innova executed a long-term loan agreement for US$80 million comprising tranches A and B of US$20 million and US$60 million, respectively. Amortization of principal will be as from June 2002, in 16 and 12 semiannually installments for tranches A and B, respectively. The originally applicable interest rate is LIBOR plus 3.25%.

The loan was secured by a mortgage on certain real property owned by Innova. In addition, unless certain conditions indicated in the loan agreement occur, the Company guarantees its timely payment.

The IFC financing was completed by issuing preferred stock in the amount of US$5 million, fully paid-in during December 1999.

Certain covenants in the agreement prescribe restrictions in relation to dividends, investments in property, plant and equipment, restrictions upon the transfer, sale or rental of an important part of the assets, incurring long-term debt and providing mortgages. In addition, the Company, directly or through its subsidiaries, is committed to retain a 51% participating interest in Innova's common stock.

The funds provided by the IFC were used to construct styrene and polystyrene plants in the Brazilian State of Rio Grande do Sul.

Cross-default clauses

The Company's corporate bond programs, as well as certain loan agreements, include cross-default clauses whereby the trustee or creditor bank, as the case may be, may declare all the principal outstanding due and payable, in the event that the Company does not settle any indebtedness when due, provided that at the time such unsettled indebtedness exceed a certain amount in absolute values, which ranges from US$ 10 million to US$ 25 million, or, in relative terms, one per cent of shareholders' equity.

Long-term debt as of March 31, 2002, is made up of the following:

Type	Amount	Currency	Annual interest rate
Financial institutions	16	US$	Libor+ 1.625
	53	Yens (1)	Libor+ 2.20
	39	Yens (1)	Libor+ 2.00
	46	Yens (1)	Libor+ 1.625
	36	US$	Libor+ 2.25
	17	Yens (1)	Libor+ 1.50 to 2.00
	57	US$	Libor+ 3.50
	70	US$	Libor+ 0.125
	46	US$	Libor+ 0.75
	76	US$	Libor+ 2.00
Investment agreement with IFC	192	US$	Libor+ 3.25
	10	US$	Libor+ 2.65
Notes			
1997 Series Class D	855	US$	9.00
1997 Series Class F	1,140	US$	8.13
1999 Series Class B	567	US$	9.00
2001 Series Class C	627	US$	7.93
Other	32		
	3,879		

(1) See Note 3.c).

The maturities of long-term debt as of March 31, 2002 and 2001, are as follows:

	2002	2001
From 1 to 2 years	1,331	432
From 2 to 3 years	442	411
From 3 to 4 years	259	25
From 4 to 5 years	637	22
Over 5 years	1,210	635
	3,879	1,525

Financial income (expense) and holding gains (losses) which include the financial cost of debt, are as follows:

	2002			2001		
	Generated by			Generated by		
	Assets	Liabilities	Total	Assets	Liabilities	Total
Interest	8	(128)	(120)	9	(48)	(39)
Exchange difference	1,298	(4,349)	(3,051)	6	(7)	(1)
Gain (loss) from remeasurement and translation	3,855	(985)	2,870	-	-	-
Indexation	-	(10)	(10)	-	-	-
Taxes on indebtedness	-	(1)	(1)	-	(2)	(2)
Other financial income (expense), net	6	(5)	1	2	(2)	-
Holding gains	38	-	38	-	-	-
	5,205	(5,478)	(273)	17	(59)	(42)

11. Contingencies and environmental matters

a) Stamp Tax Contingency

During 1998, the Company received inquiries from the Provincial Tax Bureaus of the Provinces of Neuquén, Santa Cruz and Chubut with the purpose of imposing stamp tax on instruments which, under effective legislation, are not subject to such tax. These actions are the consequence of a decision of the Supreme Court of the Province of Neuquén dated October 2, 1996 (in the case SOLBA vs. the Province of Neuquén) to the effect that an agreement that could be inferred from correspondence exchanged between the parties that did not meet the taxability requirements provided in the related Tax Code was, however, indeed subject to stamp tax. The Federal Supreme Court rejected the case on the basis of Section 280 of the Code of Procedures (considering there was no Federal issue involved or that the issue did not merit its attention). However, in March and April 2001, the Federal Supreme Court changed its view and accepted its jurisdiction to hear the declaratory judgement filed by TGS, whereby TGS expects the requests made by the Provinces of Santa Cruz and Río Negro to apply stamp tax on the agreements reached by mail and other acts related to the privatization process, to be considered illegitimate and contrary to the Argentine Constitution.

Company's management fully agrees with the unanimous rejection of these misguided rulings expressed by authoritative legal sources and will disallow the notices it has received on the basis of its belief that it was not subject to stamp tax. However, the Company will take every step necessary to avoid payment under these claims by the Provincial Tax Bureaus to eliminate this contingency.

The Company availed itself of the benefits under Decree No. 786/98 of the Province of Neuquén, and paid the tax obligations owed to tax authorities of such province at a reduced tax rate, no fines or interest being paid, thereby committing itself to the payment of stamp tax in relation to similar transactions in the future. The Company expects to reach similar agreements with the other provinces and therefore, the Provincial Tax Bureaus claims would not have any significant effects on the Company's financial position and the results of its operations.

b) Environmental matters

The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. The Company's Management believes that its current operations are in material compliance with applicable environmental requirements, as these are currently interpreted and enforced, including sanitation commitments assumed. The Company has not incurred any material pollution liabilities as a result of its operations to date. The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on such new projects have not had a material adverse impact on the Company's business. There are no significant lawsuits or administrative proceedings against the Company related to environmental issues.

The Company's management has produced policies, objectives and procedures relating to environmental care and control. Through its policies, the Company assumed the commitment to ensure product and service quality preserving the environment in which it operates, the safety and health of its personnel, contractor, and neighboring communities. Management believes that this policy is an integral part of its business and, therefore, it forms the framework within which each business area sets its annual objectives in this regard. This policy ratifies the commitment to meeting the applicable laws and implementing environmental management, quality, security, and occupational health systems.

The Company has been a pioneer in environmental practices certification (ISO 14001) both in Argentina and in the oil industry worldwide. As from 1993, the Company was granted over 60 certifications in the following areas: Environment (ISO 14001), Quality (ISO 9001), and Safety & Occupational Health (IRAM 3800/OHSAS 18001).

c) TGS stamp tax

TGS has received inquiries from the Provincial Tax Bureaus of the Provinces of Neuquén, Río Negro and Santa Cruz, for an approximate amount of 739 (including interests and penalties) as of December 31, 2001 with the purpose of collecting stamp tax that, according to tax authorities, would be applicable to the Share-Transfer Agreement executed in the privatization of Gas del Estado (GdE) and the transportation services offers from TGS to its customers.

With regard to the inquiries made by the Provinces of Río Negro and Santa Cruz, the Federal Supreme Court granted the precuationary measure filed by TGS whereby it ruled that such provinces must give up any proceeding to collect stamp tax until the Court rules on the legitimacy of the provincial claim.

TGS's management considers that agreements predating takeover date were not subject to provincial stamp tax as the parties to the agreement were stamp tax exempt. Furthermore, TGS's management believes that even if the agreements executed before takeover date had been subject to stamp tax, under the terms of the Transfer Agreement such tax should be borne by GdE or the Agentine government. As regards the remaining assessments, TGS's management is of the opinion that offers to render transportation services are not subject to the tax in question. TGS believes that, should it be determined that such offers are taxable, this should be considered a change in the interpretation of tax law and, its impact should be reflected in the tariff according to regulations on the subject. Ente Nacional Regulador del Gas (ENARGAS, the federal gas regulatory agency) believes that the claims for stamp tax lack merit because it considers the tax unlawful.

d) *TGS rate adjustment*

As per the terms and conditions of the Concession Agreement, TGS may increase on a half-year basis the rates in accordance with the changes in the US Product Price Index ("PPI"). In January 2000, ENARGAS, TGS and other gas transportation and distribution companies agreed to defer the PPI adjustment related to the first half of 2000. Decree No. 669 was issued in August 2000, providing that: (i) the adjustment related to the first half of 2000 could be billed retroactively; and (ii) any PPI future adjustment should be deferred to July 2002. Decree No. 669 allowed TGS to bill the latter adjustment to its customers as from July 2002. Such decree also enabled TGS to bill its customers a compensatory interest

for the deferral in the transfer of PPI adjustments. Consistently with it and based on the rights to which it was entitled, TGS booked the related increases.

However, as from the de-dollarization and the elimination of indexing provisions from utility rates under Public Emergency and Exchange System Reform Law and of subsequent agreement renegotiation, the recoverability of credits was affected. Such credits resulted from the deferral of rate adjustments billings owing to variances in PPI, which the Company had booked considering its right based on License Basic Regulations and on an agreement signed with the Federal Government and ratified by a decree from the Federal Executive which ensured that it would be collected by adjusting future rates.

Within the framework of the current events and impacting on the financial statements as of December 31, 2001, TGS's Management decided to revert the accounting method used through September 30, 2001, to the adjustments TGS was owed due to the PPI changes that ocurred since January 2000. Therefore, TGS decided to reverse revenues booked in 2000 and 2001, which amounted to 18 and 30, respectively. TGS's Management also decided not to book revenues due to PPI changes during the three-month period ended March 31, 2002.

The new accounting method adopted does not entail TGS surrendering the rights and remedies expressly afforded to it by the Regulatory Framework. The above rights shall be upheld and exercised in all administrative or court proceedings to which TGS will resort to such end, even within the renegotiation process mentioned in Law 25,561.

As of March 31, 2001, TGS carried 28 of which 10 was related to income accrued during the first quarter of 2001.

e) Warranties given

As of March 31, 2002, guarantees and collaterals, which are not disclosed in other notes, amounts to 30.

f) Reserves for contingencies

The movements of reserves for contingencies were as follows:

	2002			
Account	Balances at beginning	Net increase (decrease)		Balances at end
Deducted from assets:				
For doubtful accounts	19	3	(1)	22
Materials' obsolescence	2	1	(2)	3
2002	21	4		25
2001	16	1		17
Included in liabilities:				
Labor and commercial contingencies	15	-		15
Provincial taxes	5	(1)	(3)	4
2002	20	(1)		19
2001	25	-		25

(1) Increase.

(2) Increase booked in Other operating income, net.

(3) Decrease due to utilization.

12. Capital stock and restrictions on unappropriated retained earnings

As of March 31, 2002, the Company's capital stock totaled 779, fully subscribed, issued, paid-in, registered and authorized for public trading.

Changes in capital stock in the last three fiscal years:

	December 31,		
	2001	2000	1999
Common stock - face value $	1	1	1
Class A: 5 votes per share	-	-	-
Class B: 1 vote per share	779	779	779
	779	779	779

According to Law No. 19,550 and its amendments, 5% of net income for the year must be appropriated to the legal reserve until the reserve reaches 20% of capital stock. After the Regular Shareholders' Meeting´s decisions of April 9, 2001, the Company's legal reserve amounted to 20% of the capital stock. The Company is restricted from distributing the legal reserve as a dividend.

Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

13. Other receivables, other liabilities, other operating income, net, and other income, net

	2002		2001	
	Current	Noncurren	Current	Noncurrent
a) Other receivables				
Joint ventures	34	-	13	5
Related companies (Note 15)	3	-	2	-
Dividends to be collected	6	-	2	-
Tax credits	110	29	135	28
Advisory services to other companies	9	-	5	-
Receivable from the sale of SESASA	36	6	14	16
Receivable from the sale of Pecom Agra	14	-	-	-
Premiums and derivatives anticipated	245	11	67	11
Projects	1	-	10	-
Prepaid expenses and interests	24	9	12	5
Expenses to be recovered	14	-	3	-
Other	99	15	41	10
	595	70	304	75

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
b Other liabilities				
Sale of capital fees (1)	75	200	-	-
Unified Fund - Basic price of electric power (Note 9)		16	-	25
Related Companies (Note 15)	40	-	14	-
Accrual for expenses	50	-	19	-
Payable for purchase of companies	113	-	2	101
Joint venture	4	-	8	7
Other	51	8	35	-
	333	224	78	133

(1) In December 2001, the Company, through its subsidiary Perez Companc de Venezuela S.A. and Corod Producción S.A., assigned to an international lending institution a part of the capital fees (related to investments made by such companies) to be collected from PDVSA, as provided by the Oritupano Leona Consortium Services Agreement (see Note 5), in the amount of US$ 120 million. Capital fees assigned are settled by PDVSA in twelve quarterly, equal, and consecutive installments starting February 28, 2002. This transaction, net of the discount made at LIBOR plus 2.75%, represented US$ 109 million cash provided. In order to guarantee the lending institution that PDVSA will meet the obligations under this agreement, the Company assigned an additional part of the capital fees to be collected from PDVSA in the amount of US$ 10 million. Should PDVSA not settle any amount payable on this account by the due-date, exclusively in the event that such noncompliance stems from any commercial challenge or claim that such company may have with respect to billings for investments made, the Company may choose to assign the lending institution additional capital fees in an amount equivalent to that challenged, or else it may settle the payable in cash. This assignement does not release Consortium members from the obligations under the previously mentioned service agreement.

	2002	2001
c) Other operating income, net		
Advisory services to other companies	6	6
Idle facilities	(2)	(1)
Other, net	3	-
	7	5

	2002	2001
d) Other income, net		
Income from sale of Pecom Agra S.A. (Note 8.IV)	57	-
Income from assets exchange	-	114
Taxes on bank transactions	(4)	-
Other, net	(3)	2
	50	116

14. Contribution, benefit pension and stock option plans

a) Contribution and benefit pension plans

- *Defined contribution plan:*

The Company sponsors a defined contribution plan that applies to all employees of Pecom Energía with salaries above a specified level. Through this plan, the Company matches contributions by employees which are in excess of legally required amounts. Such contributions are charged to expenses in the year they are paid. As from January 2002, Pecom Energía has suspended, at the moment, this benefit due to the uncertainties posed by the Argentine economic conditions, as detailed in Note 17. Such benefit will be reestablished as soon as there is a social security savings means considered adequate to such end.

* *Defined benefit pension plan:*

All employees of the Company, that take part without interruption in the defined contribution plan, that have joined the Company prior to May 31, 1995, and that qualify subject to certain years of service, are participants in this plan. The employee benefit is based on the last computable salary and years of service of the employee.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee from the three plans equals the one stipulated in the plan. Once retired, the employees are entitled to a fixed monthly payment.

The plan calls for a contribution to a fund exclusively by the Company and without any contribution by the employees. Assets of the fund were contributed to a trust and they are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. As of March 31, 2002, the fund amounted to about 100.

According to its By-laws, the Company contributes to the fund through a contribution proposed to the Shareholders' meeting by the Board of Directors and can increase up to a maximum of 1.5% of the net income for the year. During the periods ended March 31, 2002 and 2001, the Board of Directors did not make use of this power. The Company charges to expenses its contributions to the fund.

Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, the Company will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

b) Stock option plan

The Board of Directors of the Company approved the application of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, the Board of Directors approved the Plans for year 2001 ("2001 Plan") and for year 2000 ("2000 Plan") focused on senior officers of the Company.

Both plans consist in granting the right to exercise certain options to receive Perez Companc S.A. shares or its cash equivalent at market, as described below:

<u>2001 Plan</u>

i. 5,364,125 options to receive the value arising from the positive difference between the average listed price of shares on the New York Stock Exchange ("NYSE") during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for such number of shares ("appreciation rights").

   Regarding these options, 1,609,237 options may be exercised as from March 5, 2002, 1,609,238 options may be exercised as from March 5, 2003, and 2,145,650 options as from March 5, 2004.

ii. 596,014 options to receive the same number of shares at no cost for the beneficiary. These options may be exercised as from March 5, 2005 ("full value").

Beneficiaries of this plan will be entitled to exercise their rights until March 5, 2007, from the dates mentioned above.

2000 Plan

i. 3,171,137 options to receive the value arising from the positive difference between the average listed price of shares on the NYSE during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares ("appreciation rights").

Regarding these options, 951,341 options may be exercised as from May 29, 2001, 951,341 options may be exercised as from May 29, 2002, and 1,268,455 options as from May 29, 2003.

ii. 352,347 options to receive the same number of shares at no cost for the beneficiary. These options may be exercised as from May 29, 2004 ("full value").

Beneficiaries of this plan will be entitled to exercise their rights until May 29, 2006, from the dates mentioned above.

The cost of such benefit is allocated on proportional basis to each year within the exercise periods and adjusted in accordance with the listed price of the share.

To cover the share appreciation risk, the Company acquired 9,483,623 shares of Perez Companc S.A. Therefore, the net impact of the plan has not been material in the net (loss) income of the period.

15. Balances and transactions with related companies

The outstanding balances as of March 31, 2002 and 2001, from transactions with related companies are as follows:

	2002					
	CURRENT					NONCURRENT
Company	Investments	Trade Receivables	Other Receivables	Accounts Payable	Other Liabilities	Investments
Empresa Boliviana de Refinación S.A.	19	-	-	-	-	-
Oleoductos del Valle S.A.	-	-	-	2	-	-
Cerro Vanguardia S.A.	-	-	-	-	-	88
Transportadora de Gas del Sur S.A.	-	-	-	3	-	-
Refinería del Norte S.A.	-	-	2	1	-	-
Coroil S.A.	-	-	-	-	40	-
Other	-	1	1	1	-	-
Total	19	1	3	7	40	88

	2001					
	CURRENT					NONCURRENT
Company	Investments	Trade Receivables	Other Receivables	Accounts Payable	Other Liabilities	Investments
Empresa Boliviana de Refinación S.A.	10	-	-	-	-	-
Cía. de Inversiones de Energía S.A.	7	-	-	-	-	-
Oleoductos del Valle S.A.	-	-	-	1	-	-
Cerro Vanguardia S.A.	-	-	-	-	-	34
Transportadora de Gas del Sur S.A.	-	-	-	2	-	-
Petroquimica Cuyo S.A.	-	1	1	-	-	-
Refinería del Norte S.A.	-	1	1	2	-	-
Coroil S.A.	-	-	-	-	14	-
Other	-	-	-	1	-	-
Total	17	2	2	6	14	34

The Company has purchase and sale transactions with its affiliates. All the transactions with affiliates are made in the ordinary course of business and on market terms. The principal transactions with affiliates for the periods ended March 31, 2002 and 2001, were as follows:

Company	2002	2001	
	Purchases	Purchases	Sales
Oleoductos del Valle S.A	3	3	-
Transportadora de Gas del Sur S.A	11	8	-
Petroquímica Cuyo S.A	-	-	1
Refinería del Norte S.A	-	4	-
Terminales Marítimas Patagónicas S.A	-	1	-
Petrolera Perez Companc S.A	3	-	-
Total	17	16	1

16. Business segment and geographic consolidated information

The Company determined its operating segments based on differences in the nature of their operations. The composition of segments and measure of segment results are consistent with that used by the Company's management in making strategic decisions.

The Company's business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, hydrocarbons marketing and transportation, refining, petrochemical and electricity.

The Oil and Gas Exploration and Production segment is the core of the Company's business. It is composed of Pecom Energía's directly held oil and gas operations and the operations of some of its subsidiaries and affiliates.

The Refining segment includes Pecom Energía's operations in Refisan, and its interests in Refinería del Norte S.A. and Empresa Boliviana de Refinación S.A.

The Petrochemical segment includes Pecom Energía's operations in PASA, and its interests in Innova S.A. and Petroquímica Cuyo S.A.

The Hydrocarbons Marketing and Transportation segment includes own operations of hydrocarbons trading and liquids processing, and its interests in Transportadora de Gas del Sur S.A., Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

The Electricity segment includes Pecom Energía's operations in the Genelba plant and Pichi Picún Leufú Hydroelectric Complex, and its interests in Conuar S.A., FAE S.A., Edesur S.A. (through Distrilec Inversora S.A.), Transener S.A. (through Citelec S.A.), Enecor S.A.,Yacylec S.A. and Hidroneuquén S.A.

The Company's operations also cover mining, agriculture, cattle raising and forestry, which have been grouped under "Other investments". Assets and operating income which could not be identified with any business segment, discontinued operations and inter-segments eliminations were grouped under "Corporate, Other Discontinued Investments and Eliminations".

The applicable valuation methods to report business segment information are those described in Note 4 to these financial statements. The transfer prices of inter-segment transactions are the respective market prices. The Company assesses the performance of its business segments by taking operating income as a reference. The following items have not been included in operating income: financial income (expense) and holding gains (losses), equity in non-operating earnings of affiliates, other income (expense), net, income tax and minority interests in subsidiaries.

The following information shows total assets and operating income for each of the business segments identified by the Company's management. Affiliated sales are not segregated because they are made at market prices.

Total assets	Oil and Gas Exploration and Production	Refining	Petrochemical	Hydrocarbons Marketing and Transportation	Electricity	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
2002	6,701	330	960	98	851	362	835	10,137
2001	2,933	207	606	414	885	331	505	5,881

2002								
Statement of income	Oil and Gas Exploration and Production	Refining	Petrochemical	Hydrocarbons Marketing and Transportation	Electricity	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Net sales	366	93	119	2	43	16	(68)	571
Costs of sales	(209)	(88)	(94)	(2)	(37)	(10)	65	(375)
Gross profit	157	5	25	-	6	6	(3)	196
Administrative and selling expenses	(30)	(6)	(16)	-	(3)	(3)	(14)	(72)
Exploration expenses	(5)	-	-	-	-	-	-	(5)
Equity in operating earnings of affiliates	4	4	2	2	12	18	-	42
Other operating income (expense), net	3	(2)	1	2	4	(1)	-	7
Operating income (loss)	129	1	12	4	19	20	(17)	168

2001								
Statement of income	Oil and Gas Exploration and Production	Refining	Petrochemical	Hydrocarbons Marketing and Transportation	Electricity	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Net sales	210	91	88	10	34	11	(64)	380
Costs of sales	(125)	(84)	(75)	(7)	(26)	(10)	62	(265)
Gross profit	85	7	13	3	8	1	(2)	115
Administrative and selling expenses	(17)	(6)	(10)	(1)	(2)	(2)	(14)	(52)
Exploration expenses	(5)	-	-	-	-	-	-	(5)
Equity in operating earnings of affiliates	3	1	-	28	20	1	-	53
Other operating income (expense), net	-	(1)	-	2	4	-	-	5
Operating income (loss)	66	1	3	32	30	-	(16)	116

The following information shows long-lived assets, total assets, net sales and operating income by geographic area.

	2002								
	Argentina	Venezuela	Bolivia	Peru	Brazil	Ecuador	Other	Eliminations	Total
Long-lived assets	2,294	2,689	145	696	457	422	-	5	6,708
Total assets	4,289	3,462	281	744	618	556	190	(3)	10,137
Net sales	349	105	15	42	63	2	1	(6)	571
Operating income (loss)	141	23	(2)	11	(1)	(4)	-	-	168

	2001								
	Argentina	Venezuela	Bolivia	Peru	Brazil	Ecuador	Other	Eliminations	Total
Long-lived assets	2,160	746	50	237	170	26	-	2	3,391
Total assets	4,349	954	94	254	217	31	52	(70)	5,881
Net sales	260	53	9	21	38	-	-	(1)	380
Operating income (loss)	88	23	2	4	(2)	1	-	-	116

17. Recent economic events

Since early December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade. The obligation was established to deposit with Argentine banks foreign currency arising from exports, as long as no prior exemption mechanisms were in place. Exporters were allowed not to deposit with Argentine banks the funds from exports used to settle exports prefinancing.

Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

The Government amended the charter of the Central Bank of Argentina (the BCRA) authorizing it to issue currency without the limits previously imposed prior Convertibility Law. The amendment enables the BCRA to make short-term prepayments to the Federal Government in amounts not exceeding 10% of the Federal Government's earnings during the prior 12 months, to act as last resort lender, and to grant economic assistance to the financial institutions needing it. Presidential Decree No. 71/2002 and Communiqué "A" 3425, as amended, of the BCRA established an "official" exchange system, mainly for exports, certain imports, and bank loans, and a "freely floating" exchange market for the rest of the transactions. The "official" exchange rate was fixed at Ps. 1.4 to US$ 1, and the "freely floating" exchange rate as of the close of business of the first day the exchange market reopened, ranged from Ps. 1.60 to Ps. 1.70 to US$ 1 (selling rate).

Other regulations were issued subsequently, which further amended the new regulations then in effect. The main aspects of such other regulations as of the approval date of these financial statements are summarized below:

a) consolidation of exchange markets into a "free" market for negotiating foreign trade transactions and, with prior authorization of the BCRA, financial transactions;
b) de-dollarization of US dollar-denominated deposits with Argentine financial institutions at the Ps 1.40-to-US$ 1 exchange rate, and of all US dollar-denominated obligations assumed in Argentina as of January 6, 2002, at the Ps 1-to-US$ 1 exchange rate. In addition, there are certain restrictions on the availability of certain US dollar-denominated checking and savings accounts and certificates of deposits denominated in Argentine pesos or US dollars, which will be reimbursed to the holders in installments depending the amounts and dates on the balances of such accounts. Deposits and loans switched into pesos will be subsequently adjusted by a "benchmark stabilization coefficient" to be published by the BCRA and which will be applied as from the publication date of Decree No.

214/2002, plus a minimum interest rate for deposits with the financial system and a maximum interest rate for loans granted by such system, both rates set by the BCRA;

c) de-dollarization of all private agreements entered into as of January 6, 2002, at the Ps 1-to-US$ 1 exchange rate, and subsequent adjustment thereof by the benchmark stabilization coefficient under the same conditions indicated in (b) above; if the services turned expensive and the parties failed to reach an agreement, Justice may be requested to establish a fair value. The obligations generated after such law will not be applied any adjustment provisions;

d) issuance of bonds by the Argentine Government, denominated in Argentine pesos and US dollars to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

e) the de-dollarization of utility rates and elimination of indexing clauses, being the rates established in pesos at the Ps. 1 = US$ 1 exchange rate. In addition, the Federal Excecutive is empowered to renegotiate contracts the object of which is rendering public utility services, with due consideration to the following criteria: (i) the impact of rates on economic competitiveness and distribution of income, (ii) service quality and investment plans, when such are parameters stipulated in the contract, (iii) the interest of users and their access to services, (iv) the safety of systems involved, and (v) the profitability of utility companies.
In addition, Decree No. 293 of February 12, 2002, created a Public Services and Works Agreements Renegotiation Commission, and Decree No. 370 of February 22, 2002, appointed the members thereof, which included a representative of consumers. This Commission will advise and assist the Ministry of Economy which will in turn prepare a renegotiation proposal or a termination recommendation to be submitted to the Federal Executive within 120 days of the date of effectiveness of such decree for it to be subsequently sent to the applicable bicameral committees of Congress;

f) restriction on the free disposition of funds deposited with financial institutions;

g) prior authorization from the BCRA to transfer funds abroad on account of financial loan services, other than those granted by multilateral organizations and governmental credit agencies, and dividends distribution, regardless of the payment method (such payments may be made with funds freely available abroad);

h) implementation of exports withholdings: 20% on oil and gas and certain farming products, 5% on oil and gas by-products, 10% on primary goods, and 5% on industrial or agricultural manufactured goods;

i) 2-year suspension of the law on bank-deposits unseizability;

j) 180-days suspension, as from February 3, 2002, of all legal proceedings, precautionary measures, and foreclouse proceeding on loans, debt, deposit, or financial reschedulling affected by the new economic measures.

k) the income-tax deduction of the exchange differences resulting from applying the new exchange rate on the net position of assets and liabilities in foreign currency as of January 6, 2002, in the amount of 20% per annum over the five fiscal years ending after the Law's effective date.

18. Subsequent events

a) Regular Shareholders' Meeting

The Regular Shareholders' Meeting held on April 3, 2002, approved the Board of Directors' proposal to carry forward the unappropriated retained earnings balance as of December 31, 2001.

b) Increase in the interest in Empresa Boliviana de Refinación S.A. ("EBR")

Through the purchase option provided for in EBR's shareholders' agreement, the Company increased its interest by 19% with a US$ 16 million investment. Total holding was increased to 49%.

19. Other consolidated information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a) Property, plant and equipment.
b) Costs of sales.
c) Foreign currency assets and liabilities.
d) Consolidated detail of expenses incurred and depreciation.
e) Information about ownership in subsidiaries and affiliates.
f) Oil and gas areas and participation in joint ventures.
g) Combined joint ventures and consortia assets, liabilities and results.

a) Property, plant and equipment as of March 31, 2002 and 2001

(Stated in millions of Argentine Pesos - See Note 2.c)

	2002						
	Oil and Gas Exploration and Production	Refining	Petrochemical	Electricity	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Net book value at beginning of the year	2,638	87	288	336	116	85	3,550
Effect of translation	2,577	-	299	-	-	-	2,876
Exchange differences	-	29	11	168	-	-	208
Net increase (decrease)	110	1	17	-	-	(2)	126
Depreciation	110	3	15	7	1	4	140
Net book value at end of the year	5,215	114	600	497	115	79	6,620

	2001						
	Oil and Gas Exploration and Production	Refining	Petrochemical	Electricity	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Net book value at beginning of the year	2,052	82	311	352	116	77	2,990
Net increase (decrease)	373	-	(4)	1	-	5	375
Depreciation	51	2	8	5	1	2	69
Net book value at end of year	2,374	80	299	348	115	80	3,296

b) **Costs of sales for the three-month periods ended March 31, 2002 and 2001**
(Stated in millions of Argentine Pesos - See Note 2.c)

	2002							
	Oil and Gas Exploration and Production	Refining	Petrochemical	Electricity	Hydrocarbons Marketing and Transportation	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Inventories at beginning	40	34	59	13	1	115	(9)	253
Effect of translation	36	-	25	-	-	-	-	61
Costs (Section D)	209	7	24	19	1	7	-	267
Purchases, consumption and other	18	101	105	19	1	1	(82)	163
Inventories at end	(94)	(54)	(119)	(14)	(1)	(113)	26	(369)
Costs of sales	209	88	94	37	2	10	(65)	375

	2001							
	Oil and Gas Exploration and Production	Refining	Petrochemical	Electricity	Hydrocarbons Marketing and Transportation	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Inventories at beginning	34	43	60	17	-	116	(7)	263
Costs (Section D)	119	4	24	13	4	7	(5)	166
Purchases, consumption and other	18	94	66	9	5	4	(59)	137
Inventories at end	(46)	(57)	(75)	(13)	(2)	(117)	9	(301)
Costs of sales	125	84	75	26	7	10	(62)	265

c) Foreign currency assets and liabilities as of March 31, 2002 and 2001.

(Stated in millions of Argentine Pesos - See Note 2.c)

		Foreign currency and amount	Exchange rate (1)	Book amount in local currency
CURRENT ASSETS				
Cash	US$	5	2.8500	15
	BS	625	0.0032	2
				17
Investments	US$	200	2.8500	569
	Rs	1	1.2267	1
				570
Trade receivables	US$	159	2 8500	454
	Rs	51	1 2267	63
	BS	1,563	0 0032	5
				522
Other receivables	US$	143	2 8500	408
	BS	24,688	0 0032	79
	$BL	27	0 4054	11
	Rs	4	1 2267	5
				503
Inventories	US$	2	2 8500	6
				6
		TOTAL 2002		1,618
		TOTAL 2001		808
NONCURRENT ASSETS				
Trade receivables	US$	5	2 8500	14
				14
Other receivables	US$	2	2.8500	7
	BS	6,875	0.0032	22
				29
Investments	US$	113	2.8500	322
		TOTAL 2002		365
		TOTAL 2001		138
TOTAL ASSETS		2002		1,983
		2001		946
CURRENT LIABILITIES				
Accounts payable	US$	106	2.8500	301
	Rs	43	1.2267	53
	BS	19,063	0.0032	61
				415
Short-term debt	US$	832	2.8500	2,371
	YEN	8,512	0.0215	183
				2,554
Payroll and social security taxes	$BL	2	0.4054	1
	Sol	1	0 8270	1
	Rs	2	1.2267	2
				4
Taxes payable	US$	2	2.8500	7
	BS	6,250	0.0032	20
				27
Other liabilities	Rs	2	1.2267	2
	US$	69	2.8500	197
				199
		TOTAL 2002		3,199
		TOTAL 2001		893
NONCURRENT LIABILITIES				
Long-term debt	US$	1,307	2.8500	3,724
	YEN	7,197	0.0215	155
				3,879
Other liabilities	US$	71	2.8500	203
	Rs	6	1.2267	7
				210
		TOTAL 2002		4,089
		TOTAL 2001		1,626
TOTAL LIABILITIES		2002		7,288
		2001		2,519

US$ Millons of United States Dollars
BS Millons of Bolivares
Rs Millons of Reales
$BL Millons of Pesos Bolivianos
Sol Millons of Nuevos Soles Peruanos
YEN Millons of Yenes
(1) See Note 4.a)

d) **Consolidated detail of expenses incurred and depreciation for the three-month periods ended March 31, 2002 and 2001**

(Stated in millions of Argentine Pesos - See Note 2.c)

	2001	2002			
Account	**Total**	**Total**	**Costs**	**Administrative and selling expenses**	**Exploration Costs**
Salaries and wages	35	37	12	24	1
Social security taxes	6	5	2	3	-
Other benefits to personnel	6	7	3	4	-
Taxes, charges and contributions	1	2	1	1	-
Fees and professional advisory	5	8	1	6	1
Depreciation of property, plant and equipment	69	140	133	7	-
Amortization of other assets	1	1	-	1	-
Oil and gas royalties	30	40	40	-	-
Spares and repairs	10	14	14	-	-
Geological and geophysical expenses	-	3	-	-	3
Transportation and freights	13	18	3	15	-
Construction contracts and other services	21	39	37	2	-
Fuel, gas, energy and other	5	6	6	-	-
Other operating costs and consumption	30	29	15	14	-
Allowances for doubtful accounts	2	3	-	3	-
Recovery of expenses	(11)	(8)	-	(8)	-
Total 2002		344	267	72	5
Total 2001	223		166	52	5

e) Information about ownership in subsidiaries and affiliates as of March 31, 2002.

Subsidiaries	% OF OWNERSHIP AND VOTES		
	DIRECT	INDIRECT	BUSINESS SEGMENT
Cía. Anónima Mixta San Carlos (Venezuela)	-	65.00	Oil and Gas Exploration and Production
Conuar S.A.	66.67	-	Electricity
Corod Producción S.A. (Venezuela)	90.00	-	Oil and Gas Exploration and Production
Ecuadortlc S.A. (Ecuador)	100.00	-	Oil and Gas Exploration and Production
Enecor S.A.	69.99	-	Electricity
F.A.E. S.A.	-	45.32	Electricity
Genelba S.A. (1)	100.00	-	Other Investments
Innova S.A. (Brazil)	0.01	99.99	Petrochemical
PCI Power Edesur Holding Ltd. (Bermuda)	-	100.00	Electricity
Pecom Agropecuaria S.A.	99.99	0.01	Other Investments
Pecom Beteiligungs AG (Austria)	100.00	-	Corporate
Pecom Forestal S.A.	99.99	0.01	Other Investments
Pecom de Valores Internacional de España S.A. (Spain)	100.00	-	Corporate
Pecom Energía Operaciones S.A. (Ecuador)	-	100.00	Oil and Gas Exploration and Production
Pecom Hispano Argentina S.A. (Spain)	100.00	-	Corporate
Pecom Energía Internacional S.A.	100.00	-	Corporate
Pecom Finance (Cayman Islands)	-	100.00	Corporate
Pecom Financial Services GMBH (Austria)	-	100.00	Corporate
Perez Companc International S.A. (Bolivia)	100.00	-	Corporate
Perez Companc Ecuador (Ecuador)	-	100.00	Oil and Gas Exploration and Production
Perez Companc Ecuador (Cayman Islands)	-	100.00	Oil and Gas Exploration and Production
Perez Companc del Perú S.A. (Peru)	-	100.00	Oil and Gas Exploration and Production
Perez Companc del Perú (Cayman Islands) (1)	-	100.00	Oil and Gas Exploration and Production
Perez Companc do Brasil (Brazil)	-	100.00	Oil and Gas Exploration and Production
Perez Companc Brasil (Cayman Islands) (1)	-	100.00	Oil and Gas Exploration and Production
Perez Companc Pecomenergy S.A. (Ecuador)	-	100.00	Oil and Gas Exploration and Production
Perez Companc Venezuela (Cayman Islands) (1)	-	100.00	Oil and Gas Exploration and Production
Perez Companc Venezuela Holdings (Cayman Islands) (1)	-	100.00	Oil and Gas Exploration and Production
Perez Companc de Venezuela S.A. (Venezuela)	-	100.00	Oil and Gas Exploration and Production
Petrolera San Carlos (Cayman Islands) (1)	-	100.00	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	-	100.00	Oil and Gas Exploration and Production
Petroleum Commercial Supply, Inc. (USA)	-	100.00	Other Investments
World Energy Business S.A. (3)	-	100.00	Hydrocarbons Marketing and Transportation
World Fund Investment S.A. (Bolivia)	100.00	-	Corporate
World Fund Financial Services (Cayman Islands)	-	100.00	Corporate
World Fund Global Investment (Cayman Islands)	-	100.00	Corporate
Main affiliates			
Cerro Vanguardia S.A.	-	46.25	Other Investments
Cía. de Inversiones de Energía S.A.	25.00	25.00	Hydrocarbons Marketing and Transportation
Cía. Minera Dorado S.A.	-	49.99	Other Investments
Citelec S.A. (2)	49.99	-	Electricity
Coroil S.A. (Venezuela)	20.00	29.00	Oil and Gas Exploration and Production
Distrilec Inversora S.A.	38.50	10.00	Electricity
Edesur S.A.	-	27.33	Electricity
Enron de Inversiones de Energía S.C.A.	12.04	12.04	Hydrocarbons Marketing and Transportation
Empresa Boliviana de Refinación S.A. (Bolivia)(4)	-	30.00	Refining
Hidroneuquén S.A. (2)	9.19	-	Electricity
Inversora Mata S.A. (Venezuela)	49.00	-	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	23.10	-	Hydrocarbons Marketing and Transportation
Oleoducto de Crudos Pesados Ltd. (Cayman Islands)	-	15.00	Hydrocarbons Marketing and Transportation
Pecomfianza S.G.R.	50.00	-	Corporate
Petrolera Perez Companc S.A.	19.21	-	Oil and Gas Exploration and Production
Petroquímica Cuyo S.A.	40.00	-	Petrochemical
Refinería del Norte S.A.	28.50	-	Refining
Transba S.A.	-	24.86	Electricity
Transener S.A.	-	27.62	Electricity
Transportadora de Gas del Sur S.A.	3.31	31.69	Hydrocarbons Marketing and Transportation
Urugua-í S.A.	29.33	-	Electricity
Yacylec S.A.	22.22	-	Electricity

(1) In process of being liquidated.
(2) See Note 8.IV
(3) Ex Pecom Energy S.A.
(4) See Note 18.b

f) Oil and gas areas and participation in joint ventures as of March 31, 2002.

NAME	LOCATION	WORKING INTEREST Direct	WORKING INTEREST Indirect	OPERATOR	DURATION THROUGH
Production					
Argentina					
25 de Mayo - Medanito S.E.	La Pampa and Río Negro	100.00%	-	Pecom Energía	2016
Catriel Oeste	Río Negro	85.00%	-	Pecom Energía	2016
Jagüel de los Machos	Río Negro and La Pampa	100.00%	-	Pecom Energía	2015
Faro Vírgenes - U.T.E.	Santa Cruz	50.00%	-	Pecom Energía	2016
Puesto Hernández - U.T.E. (11)	Mendoza and Neuquén	38.45%	-	Pecom Energía	2016
Bajada del Palo - La Amarga Chica - U.T.E.	Neuquén	80.00%	-	Pecom Energía	2015
Santa Cruz II - U.T.E. (1)	Santa Cruz	100.00%	-	Pecom Energía	2017
Río Neuquén	Neuquén and Río Negro	100.00%	-	Pecom Energía	2019
Entre Lomas (2)	Neuquén and Río Negro	3.85%	14.05%	P.P.C.	2016
Aguada de la Arena	Neuquén	80.00%	-	Pecom Energía	2022
Veta Escondida y Rincón de Aranda - U.T.E.	Neuquén	55.00%	-	Pecom Energía	2016
Santa Cruz I - U.T.E. (1)	Santa Cruz	71.00%	-	Pecom Energía	2016
Foreign					
Colpa - Caranda	Bolivia	100.00%	-	Pecom Energía	2029
Oritupano - Leona (3) (6)	Venezuela	-	54.00%	PC Venezuela	2014
Acema (4) (6)	Venezuela	-	86,23%	Coroil	2017
La Concepción (6)	Venezuela	-	90.00%	PC Venezuela	2017
Mata (5) (6)	Venezuela	-	86.23%	Inversora Mata	2017
Lote X (6)	Peru	-	100.00%	PC Perú	2024
Exploration					
Argentina					
Río Turbio (7)	Santa Cruz	96.68%	-	Pecom Energía	1999
Santa Cruz II - Oeste	Santa Cruz	100.00%	-	Pecom Energía	2006
Cuenca Marina 2A Norte-U.T.E.	Santa Cruz	50.00%	-	Pecom Energía	2005
Santa Cruz I - Oeste	Santa Cruz	100.00%	-	Pecom Energía	2006
Foreign					
San Carlos (8)	Venezuela	-	100.00%	PS Carlos	2005
Tinaco (1)(8)	Venezuela	-	100.00%	PC Venezuela	2005
Bloque 31 (8)	Ecuador	-	100.00%	Pecom Energía	2002
Tuichi	Bolivia	50.00%	-	Repsol YPF	2002
Lote 34 (6)	Peru	-	50.00%	Repsol YPF	2002
Lote 35 (6)	Peru	-	46.15%	Repsol YPF	2002
Lote XVI (6)	Peru	-	100.00%	PC Perú	2002
Lote 99 (6)	Peru	-	100.00%	PC Perú	2003
Tucano (9)	Brazil	-	65.00%	P.C. do Brazil	2001
Bloque 18 (1)(10)	Ecuador	-	70.00%	Ecuadortlc	2002

(1) See Note 5.
(2) Indirect interest through Petrolera Perez Companc S.A.
(3) Indirect interest through Corod Producción S.A.
(4) Indirect interest through Coroil S.A.
(5) Indirect interest through Inversora Mata S.A.
(6) Indirect interest through Pecom de Valores Internacional de España S.A.
(7) The Company has requested that the lot be declared operational with commercial operation held in suspense.
(8) Indirect interest through Perez Companc International S.A.
(9) Indirect interest through Pecom Energia Internacional S.A.
(10) Indirect interest through Ecuadortlc S.A.
(11) See Note 8.IV

g) Combined joint ventures and consortia assets and liabilities as of March 31, 2002 and 2001 and results for the three-month periods then ended.

(Stated in millions of Argentine pesos - See Note 2.c)

Assets and liabilities	2002	2001
Current assets	412	132
Noncurrent assets	2,535	907
Total assets	2,947	1,039
Current liabilities	285	110
Noncurrent liabilities	1	7
Total liabilities	286	117
Statements of income		
Net sales	155	94
Costs of sales	(88)	(44)
Gross profit	67	50
Administrative and selling expenses	(10)	(4)
Exploration expenses	-	(1)
Other operating income (expenses), net	4	1
Financial income (expense) and holding gain (losses)	1,410	(1)
Income tax provision	(4)	(4)
Net income	1,467	41